UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-40729

DATCHAT, INC.

(Exact name of registrant as specified in charter)

Nevada	**47-2502264**
(State or jurisdiction of Incorporation or organization)	I.R.S. Employer Identification No.
204 Nielson Street New Brunswick, NJ	**08901**
(Address of principal executive offices)	(Zip code)

(732) 374-3529
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	DATS	The Nasdaq Stock Market LLC
Series A Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $4.98	DATSW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filter	☐	Accelerated filter	☐
Non-accelerated filter	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $17,847,418 based upon the closing price reported for such date on The Nasdaq Capital Market as of that date.

Number of shares of common stock outstanding as of March 27, 2023 was 20,234,066.

Documents Incorporated by Reference: None.

Table of Contents

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements in this Annual Report on Form 10-K about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan" and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report on Form 10-K. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to:

- our business strategies;

- the timing of regulatory submissions;

- our ability to obtain and maintain regulatory approval of our existing product candidates and any other product candidates we may develop, and the labeling under any approval we may obtain;

- risks relating to the timing and costs of clinical trials and the timing and costs of other expenses;

- risks related to market acceptance of products;

- intellectual property risks;

- risks associated to our reliance on third party organizations;

- our competitive position;

- our industry environment;

- our anticipated financial and operating results, including anticipated sources of revenues;

- assumptions regarding the size of the available market, benefits of our products, product pricing and timing of product launches;

- management's expectation with respect to future acquisitions;

- statements regarding our goals, intentions, plans and expectations, including the introduction of new products and markets; and

- our cash needs and financing plans.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to the Annual Report on Form 10-K, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this Annual Report on Form 10-K is accurate as of the date hereof. Because the risk factors referred to on page 5 of Annual Report on Form 10-K, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

Risks Related to our Business and Industry

- We have a limited operating history

- We are dependent on the services of certain key management personnel, employees and advisors.

- The mobile application industry is subject to rapid technological change and, to compete, we must continually enhance our application.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

- Major network failures could have an adverse effect on our business.

- We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Risks Related to Our Common Stock and Series A Warrants

- The price of our common stock and our Series A Warrants may fluctuate substantially.

- We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

- We are an "emerging growth company" and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

ITEM 1.   BUSINESS

Overview

We are a blockchain, cybersecurity, and social media company that not only focuses on protecting privacy on personal devices, but also protects user information after it is shared with others. We believe that one's right to privacy should not end the moment they click "send", and that we all deserve the same right to privacy online that we enjoy in our own living rooms. Our flagship product, DatChat Messenger & Private Social Network, is a privacy platform and mobile application that gives users the ability to communicate with the privacy and protection they deserve. Recently. we have expanded our business and product offerings to include the co-development of a mobile-based social metaverse, known as "The Habytat", as well as the development of VenVūū, an advertising and non-fungible token ("NFT") monetization platform.

DatChat Messenger & Private Social Network

Our platform allows users to exercise control over their messages and posts, even after they are sent. Through our application, users can delete messages that they have sent, on their own device and the recipient's device as well. There is no set time limit within which they must exercise this choice. A user can elect at any time to delete a message that they previously sent to a recipient's device.

The application also enables users to hide secret and encrypted messages behind a cover, which messages can only be unlocked by the recipient and which are automatically destroyed after a fixed number of views or fixed amount of time. Users can decide how long their messages last on the recipient's device. The application also includes a screen shot protection system, which makes it virtually impossible for the recipient to screenshot a message or picture before it gets destroyed. In addition, users can delete entire conversations at any time, making it like the conversation never even happened.

In addition to the foregoing, the application also provides users with the ability to connect via an encrypted live video chat that also is designed to prevent screenshots or screen grabs.

The application integrates with iMessage, making private messages potentially available to hundreds of millions of users.

The Habytat

In June 2022, we formed a wholly owned subsidiary, SmarterVerse, Inc. ("SmarterVerse"). In July 2022, SmarterVerse entered into a development agreement with MetaBizz, LLC, an infrastructure firm that creates and develops 4D experiences in the metaverse ("MetaBizz").

In November 2022, we launched The Habytat, a virtual space that blends real world and virtual realities into one, in real time, using emerging technology like virtual and augmented reality, to create a highly immersive 3D environment.

In January 2023, we launched Geniuz City, the first world within The Habytat. Geniuz City is intended to be a near photo-realistic world that is based on the city of Miami and its surrounding areas. Geniuz City has been designed in a manner that can enable users to participate in a number of different activities, such as parties, business conferences, shopping, socializing, and game play.

Currently, once users download The Habytat application, we plan to grant each user rights to use a designated piece of virtual property in Geniuz City through the minting and issuance of a unique NFT. NFTs (or non-fungible tokens) are digital assets that can represent a unique real-world asset, such as art, music, in-game items, videos, or a piece of real estate or virtual property. Users will initially be able to choose the style of house they want, then start customizing it to represent their personal style and taste. Users will then be able to accumulate reward points when they visit and interact with such virtual property or invite others to join The Habytat, and such rewards can be used to enhance, expand, and improve the virtual property.

In addition, we plan to offer users the ability to have their own pets in the Habytat, which they will need to care for and can train to follow basic obedience commands. Finally, as described below, we plan to integrate our VenVūū, platform and VenVūū, dynamic NFTs (collectively, VenVūū,") into The Habytat, and that such integration will enable us and users to generate advertising-based revenues in The Habytat.

VenVūū

We are currently developing VenVūū, an advertising and NFT monetization platform. VenVūū is based upon a proprietary metaverse ad network and dynamic NFT technology which we believe will allow advertisers and landowners to connect in the metaverse. Management believes that metaverse advertising parallels reality,.and that VenVūū can be considered as a parallel to billboards in the real world or "Google Ads" within the internet. Through the integration of VenVūū, which advertises in a way similar to a billboard or video screen, we plan to enable users of The Habytat opportunities to monetize their virtual property rights by directly displaying approved advertisements on their virtual property. While we currently plan to launch VenVuu in the Habytat, it may also by interoperable within other metaverses in the future We believe that these features can potentially provide brands with the ability to run campaigns that target the land parcels they want to reach, simultaneously across multiple metaverses.

<u>**Competition**</u>

DatChat Messenger & Private Social Network

The current market for mobile messenger applications is highly competitive, and we expect that it will remain competitive. There are currently several large companies that provide mobile messenger applications and we expect several more competitors to enter into this market in the next few years. Well-established competitors include Snapchat, WhatsApp, Facebook Messenger, Facebook, Telegram, MeWe, Confide and Apple iMessage. We believe that it is the range of privacy and security features that we offer that sets us apart from our competitors.

Our flagship applications are the DatChat Privacy Platform and Private Encrypted Social Network, which address the needs of consumers and businesses to communicate with increased levels of privacy and control over messages and social posts, even after they are sent or shared. In addition, we are developing a blockchain-based, decentralized communications platform that is being designed to allow consumers and businesses to connect directly with each other.

Observing that mobile messaging and social media users are drawn to several different messaging platforms by specific capabilities, we set out to create the application to consolidate popular messaging and social media features such as group chats, emoticons and video sharing, offer new and unique features such as being able to "nuke" a conversation to remove all traces of it from all parties involved, and deliver increased levels of privacy and security. As public concerns over privacy in an ever-expanding digital society grow, the application offers comfort to its users with extensive control over their messages and posts, even after they are sent or shared. The application allows users to not only control how long or how many times a message or post may be viewed by the recipient, but also allows the sender to erase the message or entire conversation after it is sent. Our goal is to make the application a leader in the mobile secure messaging and social media market based upon our proprietary technology and enhanced privacy and security features. We intend to roll out additional features including video chat, attachments, unique social posts and other features to enhance the messaging and social media experience.

<u>**Software and Development**</u>

DatChat Messenger & Private Social Network

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of the application.

Our software and development team is responsible for the design enhancements, development, testing and certification of the application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services. We are also developing video messages and video messages containing hidden messages embedded in the video stream. We anticipate that the video messaging currently under

development will allow users to change the number of views allowed or destruct the message after being sent, in addition to setting the message to auto-self-destruct. We are also in the process of developing a private and encrypted social wall/network.

The Habytat and VenVūū

Our software and development is led by our Head of Business Development, Gianfranco Lopane and SmaterVerse's Chief Innovation Officer, Rene J. Palacio Mongui, Chief Technology Officer, Mark Mathis, and Chief Operating Officer, Ingrith Gartner Salazar. The software and development team is responsible for the engineering, development, design, integration and testing of The Habytat metaverse and the VenVūū dynamic content NFT technology.

<u>**Marketing and Monetization**</u>

DatChat Messenger & Private Social Network

The application is currently offered for free on Apple's App Store and Google Play. Initial marketing is expected to consist of public relations, "cost-per-install" campaigns, social media marketing using the Facebook's ad platform and other readily available advertising platforms.

We anticipate utilizing social influencers and additional public relations strategies to promote the application on a global basis, which also includes making the application available for use in other languages.

We also plan to add in-app purchases such as user customization features, unique emoticons, stickers and long form video messages to monetize the application.

We anticipate monetizing the application with a subscription-based service for small and medium size businesses. In the future, we may develop other mobile applications and services for consumers once our user base reaches a level at which we deem it to be economically feasible. No assurance can be given that we will successfully develop new or future applications that will be embraced by users or generate revenue.

The Habytat and VenVūū

We have entered into strategic alliances with House of Kibba's Project Origin metaverse, Yakushima Corp.'s Yakuverse, AVTR Studios Taipei's metaverse, and ZOAN's Cornerstone.land metaverse to integrate the VenVūū NFT monetization platform and The Habytat. We anticipate that each strategic alliance will mutually benefit from the cross-promotion of each other's platforms and products. Additionally, MetaBizz will contribute over twenty engineers and designers based in both North and South America.

<u>**Intellectual Property Portfolio**</u>

DatChat Messenger & Private Social Network

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending patent rights. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights in the United States, including patents, trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

As of March 27, 2023, we had 7 issued patents, 0 notices of allowance and 0 filed patent applications in the United States relating to our encryption technologies and blockchain platform. Our issued patents will expire in 2036. In addition, we plan to continue expanding and strengthening our IP portfolio with additional patent applications in the future. We may not be able to obtain protection for our intellectual property, and our existing and future patents, trademarks, and other intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Our pending patent application and future applications may not result in the issuance of patents, and any resulting issued patents may have claims narrower than those in our patent applications. Additionally, our current and future patents, trademarks, and other intellectual property rights may be contested,

circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. Our internal controls may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies.

Other companies that own patents, copyrights, trademarks, trade secrets, and other intellectual property rights related to the mobile, encryption, blockchain, communication, privacy, internet, and other technology-related industries frequently enter into litigation based on allegations of infringement, misappropriation, and other violations of intellectual property or other rights. Third parties, including our competitors, may make claims from time to time that we have infringed their patents, trademarks, copyrights, trade secrets, or other intellectual property rights. As our business grows and competition rises, the risk of facing claims related to intellectual property and litigation matters will likely increase.

Our Privacy Policy

Privacy and security are the foundations of our Company. We recognize that this is why users are drawn to the application and that our users care deeply about how their personal information is collected, used and shared. When you read our Privacy Policy, we hope that you notice that it has been written to advance our core principles and protect the integrity of the application.

When users sign up for the application, they are required to provide us with certain personal information such as their name, email address and phone number. We take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not currently transfer any personal information to third-parties that do not act on our behalf, and we will not do so without users' opt-in consent. Similarly, we do not currently collect sensitive personal information from users without opt-in consent. We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our Privacy Policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

With respect to retention of personal information, we may only retain such users' personal information in a form that identifies them only for as long as it serves the purpose(s) for which it was initially collected as stated in our Privacy Policy, or subsequently authorized. We may continue processing users' personal information for longer periods, but only for the time and to the extent such processing reasonably serves the purposes of statistical analysis, and subject to the protection of our Privacy Policy. After such time periods have expired, we may either delete the personal information or retain it in a form such that it does not identify the user personally.

Most importantly, when users send an encrypted message through the application, we may only temporarily process and store the message in its encrypted form. We do not (and cannot) read our users' encrypted messages and we delete our users' messages as soon as they have been successfully self-destructed or deleted. Our end-to-end encryption ensures that we will never have access to the contents of our users' messages. Moreover, we recognize the privacy rights of our users and are committed to complying with data protection laws to the extent they apply to us, and to assist our users in exercising their rights under applicable law. For example, users may exercise their rights pursuant to the EU General Data Protection Regulation ("GDPR") or Section 1798.83 of the California Civil Code, simply by submitting a request via email to privacy@DatChat.com.

Employees

As of March 27, 2023, we have a total of 15 full-time employees and 1 consultant. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Our Corporate Information

DatChat, Inc. was initially incorporated in Nevada on December 4, 2014 under the name YssUp, Inc. On March 4, 2015, an amendment to our articles of incorporation was filed with the Nevada Secretary of State, changing YssUp, Inc.'s name to "DatChat, Inc." On September 22, 2016, amended and restated articles of incorporation were filed with the Nevada Secretary of State in order to, among other things, authorize the Company to issue preferred stock.

Available Information

Our website address is *www.datchat.com*. The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K, and our website address is included in this document as an inactive textual reference only. We make our filings with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is *www.sec.gov*. The information contained in the SEC's website is not intended to be a part of this filing.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were incorporated in 2014, and since then there have been a limited amount of downloads of the application. To date, we have minimal revenues. As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2022 and 2021, we incurred a net loss of $12,138,572 and $10,829,034, respectively. Additionally, for the years ended December 31, 2022 and 2021, we used cash in operations of $7,258,765 and $8,454,504, respectively. As of December 31, 2022, we has an accumulated deficit of $39,729,118. We intend, in the long term, to derive revenues from advertisement sales, technology licensing, and other forms of revenue. The application is available for download on certain mobile platforms and we are developing compatibility on with other platforms. We also continue to develop and refine functions of the application.

We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving our platform will require significant capital. We will also incur substantial accounting, legal and other overhead costs as a public company. If our offerings to customers are unsuccessful, result in insufficient revenue or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

We may fail to develop new products, or may incur unexpected expenses or delays.

Although the application is currently available for download, we may need to develop various new technologies, products and product features to remain competitive. Due to the risks inherent in developing new products and technologies — limited financing, loss of key personnel, and other factors — we may fail to develop these technologies and products, or may experience lengthy and costly delays in doing so. Although we are able to license some of our technologies in their current stage of development, we cannot assure that we will be able to develop new products or enhancements to our existing products in order to remain competitive.

We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively.

We depend on the services of a number of key management personnel, employees, and advisors and our future performance will largely depend on the talents and efforts of such individuals. We do not currently maintain "key person" life insurance on any of our employees. The loss of one or more of such key individuals, or failure to find a suitable successor, could hamper our efforts to successfully operate our business and achieve our business objectives. Our future success will also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired entity, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

We are focused on the mobile application industry, specifically the mobile messaging market, which is already saturated with established companies. Many of these companies, including Apple Inc., Alphabet Inc., Facebook, Inc., and Snap Inc., already have an established market in our industry. Most of these companies have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours.

The application is based on new and unproven technologies and is subject to the risks of failure inherent in the development of new products and services.

Because the application is based on certain new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

- the application may not gain market acceptance;

- proprietary rights of third parties may preclude us from marketing a new product or service;

- the application may not receive the exposure required to obtain new users; or

- third parties may market superior products or services.

If we are unable to maintain a good relationship with the markets where the application is distributed, our business will suffer.

The Apple App Store is the primary distribution, marketing, promotion and payment platform for the application. Any deterioration in our relationship with Apple or any application market place we utilize in the future would harm our business and adversely affect the value of our common stock.

We are subject to Apple's standard terms and conditions for application developers, which govern the promotion, distribution and operation of mobile applications on its platform. Our business would be harmed if:

- Apple discontinues or limits access to its platform by us and other application developers;

- Apple modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple changes how the personal information of its users is made available to application developers on their respective platforms or shared by users;

- Apple establishes more favorable relationships with one or more of our competitors;

- Apple limits our access to its application marketplace because our application provides mobile messaging services similar to Apple; or

- Apple makes changes in its operating system or development platform that are incompatible with our technology.

We expect to benefit from Apple's strong brand recognition and large user base. If Apple loses its market position or otherwise falls out of favor with mobile users, we would need to identify alternative channels for marketing, promoting and distributing our application, which would consume substantial resources and may not be effective. In addition, Apple has broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter our users experience or how interact within our application, which may harm our business.

In the event that Apple's standard terms and conditions become prohibitively costly or unduly burdensome, we plan to host our own servers in a co-location facility and create a web-based, desktop version of the application that does not require users to install the application from the App store.

The mobile application industry is subject to rapid technological change and, to compete, we must continually enhance the application.

We must continue to enhance and improve the performance, functionality and reliability of the application. The mobile application industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our product and services obsolete. We have discovered that some of our customers' desire additional performance and functionality that the application, and the underlying technology, does not currently support. Our success will depend, in part, on our ability to both internally develop leading technologies to enhance the application, develop new mobile applications and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to create revenue and expand our business.

Defects in the application and the technology powering it may adversely affect our business.

Tools, code, subroutines and processes contained within the application may contain defects not yet discovered or contained in updates and new versions. Our introduction of new mobile applications or updates and new versions with defects or quality problems may result in adverse publicity, reduced downloads and use, product redevelopment costs, loss of or delay in market acceptance of our products or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

If we fail to retain current users or add new users, or if our users engage less with the application, our business would be seriously harmed.

Adding, maintaining, and engaging daily monthly users will be essential to attaining our growth targets and sustaining operations. If current and potential users do not perceive our products to be effective and useful, we may not be able to attract new users, retain existing users, or maintain or increase the frequency and duration of their engagement.

In addition, our products typically require high bandwidth data capabilities, high-end mobile device penetration and high bandwidth capacity cellular networks with large coverage areas. We therefore do not expect to experience rapid user growth or engagement in countries with low smartphone penetration even if such countries have well-established and high bandwidth capacity cellular networks. We may also not experience rapid user growth or engagement in regions where, even though smartphone penetration is high, due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products regularly.

There are many factors that could negatively affect user retention, growth, and engagement, including if:

- users increasingly engage with competing products instead of ours;

- our competitors may mimic our products and therefore harm our user engagement and growth;

- we fail to introduce new and exciting products and services or those we introduce are poorly received;

- our products fail to operate effectively on the iOS and Android mobile operating systems;

- we are unable to continue to develop products that work with a variety of mobile operating systems, networks, and smartphones;

- we are unable to combat hostile or inappropriate usage on our products;

- there are changes in user sentiment about the quality or usefulness of the application;

- there are concerns about the privacy implications, safety, or security of our products;

- there are changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees that adversely affect the user experience;

- technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

- we fail to provide adequate service to users;

- we are the subject of adverse media reports or other negative publicity; and

- we do not maintain our brand image or our reputation is damaged.

Any decrease to user retention, growth, or engagement could render our products less attractive to users, advertisers, or partners, and would seriously harm our business.

There is a risk that the public will not perceive the privacy protections that we offer to be necessary or useful and therefore would not be interested in our services.

No matter how effective our products might be in affording users control over their privacy, the general public may not perceive our products to be necessary or useful. In general, although people are more aware than in the past of the amount of personal data that is tracked on a daily basis with the advent of social media and targeted advertising, mere awareness does not necessarily translate into a desire to take affirmative action with respect to one's privacy. For us, this could mean that the average person might not feel the need to have the ability to delete messages that they have sent. While we believe that the general public will recognize the value of our products and feel empowered to take control of their privacy, it is possible that a great number of people have come to believe that their personal information cannot be protected and that any attempt to do so would be ineffective. As such, regardless of how effective our products might be, there is a risk that the general public might deem our products to be unnecessary and will not be drawn to download and use the application.

Users may not want to change the way that they send messages and therefore would not be interested in our products.

Our success is dependent in part on users altering their behavior and changing the way that they send text messages. Although the application is fully integrated with iMessage, the application requires the user to send the message through a separate text bar, which is located below the ordinary iMessage bar. Even if users have downloaded the

application, it is possible that users will bypass this option when they go to send a text message. In addition, our user experience may not be received positively, as some users might find it inconvenient to have two text bars appearing on the screen at the same time when they go to send a text message. The iMessage integration figure does not currently allow a user to remove the iMessage bar so that only the application's bar appears and it is doubtful that Apple would ever allow such a feature. Moreover, because both text bars are displayed on the screen at the same time, users may inadvertently send a private message through iMessage that they intended to send through the application, thereby defeating the data protection and privacy benefits that the application offers. If users do not adapt to seeing and typing messages with two texts bars displayed, our user retention may suffer.

The characteristics of the application, including but not limited to privacy and encryption, may be exploited to facilitate illegal activity; if any of our users do so or are alleged to have done so, it could adversely affect us and generate negative perception of our products in the marketplace.

For all of the same reasons that our products are attractive to the general public, the privacy, data protection and encryption features could appeal to persons and groups engaged in illegal activities due to the ability of the application to delete messages from a recipient's phone. In this context, the application may be used to facilitate both illegal activity and the destruction of evidence, which could potentially draw scrutiny from regulators. In addition, the application could develop a stigma that it is associated with illegal activity and deter certain people from communicating through the application.

Negative publicity could adversely affect our reputation, our business, and our operating results.

Negative publicity about our company, including about the quality and reliability of our products, content shared by users through the application, changes to our products, policies and services, our privacy and security practices, litigation, regulatory activity, the actions of users on the application, or user experience with our products, even if inaccurate, could adversely affect our reputation and the confidence in and the use of our product. Such negative publicity could also have an adverse effect on the size, engagement, and loyalty of our user base and, in turn, adversely affect our business, results of operations and financial condition.

We expect to derive substantially all of our revenue from a single product.

We expect to derive substantially all of our revenue from the application. As such, the continued growth in market demand for and market acceptance of the application is critical to our continued success. Demand for the application is affected by a number of factors, many of which are beyond our control, such as continued market acceptance; the timing of development and release of competing new products; consumer preferences; the development and acceptance of new features, integrations, and capabilities; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction, and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet demands of our users or trends in preferences or to achieve more widespread market acceptance of the application, our business, results of operations, and financial condition could be harmed. Changes in preferences of users may have a disproportionately greater impact on us than if we offered multiple products. In addition, competitors may develop or acquire their own tools or software and people may continue to rely on traditional tools and software, such as text message and email, which would reduce or eliminate the demand for the application. If demand declines for any of these or other reasons, our business could be adversely affected.

The application depends on effectively operating with mobile operating systems, hardware, networks, regulations, and standards that we do not control. Changes in our products or to those operating systems, hardware, networks, regulations, or standards may seriously harm our user growth, retention, and engagement.

Because the application is used primarily on mobile devices, the application must remain interoperable with popular mobile operating systems, Android and iOS. The owners of such operating systems, Google and Apple, respectively, each provide consumers with products that compete with ours. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade our products' functionality, or give preferential treatment to competitive products, could seriously harm DatChat usage on mobile devices. Our competitors that control the operating systems and related hardware the application runs on could make interoperability of our products with those mobile operating systems more difficult or display their competitive offerings more prominently than ours. When introducing new products, it takes time to optimize such products to function with these operating systems and

hardware, impacting the popularity of such products, and we expect this trend to continue. Moreover, our products require high-bandwidth data capabilities. If the costs of data usage increase, our user growth, retention, and engagement may be seriously harmed.

We may not successfully cultivate relationships with key industry participants or develop products that operate effectively with these technologies, systems, networks, regulations, or standards. If it becomes more difficult for our users to access and use the application on their mobile devices, if our users choose not to access or use the application on their mobile devices, or if our users choose to use mobile products that do not offer access to the application, our user growth, retention, and engagement could be seriously harmed.

Moreover, the adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or mobile applications, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for the application and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or "paid prioritization" of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or "paid prioritization" of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

We rely on a single third-party provider, Amazon Web Services ("AWS"), for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our products. Any disruption in the services provided by such third-party provider could adversely affect our business.

Our products are hosted from, and use computing infrastructure, secure network connectivity, and other technology-related services provided by AWS. We do not control the operations of this third-party provider or own the equipment used to provide such services. Because we cannot easily switch our AWS-serviced operations to another cloud provider, any disruption of or interference with our use of AWS, for example, due to natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or similar events, would impact our operations and may adversely affect our business, financial condition, operating results and cash flows. In addition, AWS has no obligation to renew its agreement with us on commercially reasonable terms or at all. If we are unable to renew our agreement on commercially reasonable terms or develop our blockchain capabilities, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, Amazon may take actions beyond our control that could seriously harm our business, including:

- discontinuing or limiting our access to its cloud platform

- increasing pricing terms;

- terminating or seeking to terminate our contractual relationship altogether;

- establishing more favorable relationships or pricing terms with one or more of our competitors; and

- modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Amazon has broad discretion to change and interpret its terms of service and other policies with respect to us, and those actions may be unfavorable to us. They may also alter how we are able to process data on their cloud platform. If Amazon makes changes or interpretations that are unfavorable to us, our business could be seriously harmed.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of the application and customer satisfaction. The application runs on a complex distributed system, or what is commonly known as cloud computing. Some elements of this system are operated by third-parties that we do not control and which would require significant time to replace. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology security that affect

third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in the mobile application market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Our success, in part, depends upon our proprietary technology. We have various forms of intellectual property including patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. We have also filed patent applications. However, we cannot provide any assurance that patent applications that we file will ultimately result in an issued patent or, if issued, that they will provide sufficient protections for our technology against competitors. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We could be harmed by improper disclosure or loss of sensitive or confidential data.

In connection with the operation of our business, we plan to process and transmit data. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under laws and regulations that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Unauthorized breaches or failures in cybersecurity measures adopted by us and/or included in our products and services could have a material adverse effect on our business.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging our reputation. Our security systems are designed to maintain the security of our users' confidential information, as well as our own proprietary information. Accidental or willful security breaches or other unauthorized access by third parties or our employees, our information systems or the systems of our third-party providers, or the existence of computer viruses or malware in our or their data or software could expose us to risks of information loss and misappropriation of proprietary and confidential information, including information relating to our products or customers and the personal information of our employees.

In addition, we could become subject to unauthorized network intrusions and malware on our own IT networks. Any theft or misuse of confidential, personal or proprietary information as a result of such activities or failure to prevent security breaches could result in, among other things, unfavorable publicity, damage to our reputation, loss of our trade secrets and other competitive information, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, as well as fines and other sanctions resulting from any related breaches of data privacy regulations, any of which could have a material adverse effect on our reputation, business, profitability and financial condition. Furthermore, the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.

We receive, collect, store, and process certain personally identifiable information about individuals and other data relating to users of the application. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personally identifiable and other potentially sensitive information about individuals. We may be subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, disposal and protection of information about individuals and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We strive to comply with our applicable data privacy and security policies, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, processing, transfer or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, security, processing, transfer or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to receive, collect, store, process, transfer, and otherwise use user data or develop new services and features.

If we are found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features, integrations or other capabilities of the application. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in a commercially desirable manner. In addition, if a breach of data security were to occur or be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we

were to discover any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, the application may be perceived as less desirable and our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the California Consumer Privacy Act ("CCPA"), which came into force in 2020, provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act ("CPRA"), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged "copycat" or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Various U.S. federal privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Family Educational Rights and Privacy Act, the Children's Online Privacy Protection Act, and the Telephone Consumer Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, injunctions and other consequences, loss of trust by our users, and a material and adverse impact on our reputation and business.

In addition, the data protection landscape in the EU is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation ("GDPR"), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the "CJEU") invalidated the EU-U.S. Privacy Shield Framework (the "Privacy Shield") under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

Additionally, the GDPR greatly increased the European Commission's jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states a governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, security breach notifications and the security and confidentiality of personal data.

Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person's right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications ("ePrivacy Regulation"), would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators' recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union ("Brexit"). The United Kingdom ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR ("U.K. GDPR"), effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Beginning in 2021 when the transitional period following Brexit expired, we are required to comply with both the GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, including, for example, how data transfers between EU member states and the United Kingdom will be treated and the role of the United Kingdom's Information Commissioner's Office following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, the application. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Online applications are subject to various laws and regulations relating to children's privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the COPPA and Article 8 of the GDPR. We implement certain precautions to ensure that we do not knowingly collect personal information from children under the age of 13 through the application. Despite our efforts, no assurances can be given that such measures will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users' identities and age. Such new regulations, or changes to existing regulations, could increase the cost of our operations.

We may not be successful in our metaverse strategy and investments, which could adversely affect our business, reputation, or financial results.

We believe the metaverse, an embodied internet where people have immersive experiences beyond two-dimensional screens, is the next evolution in social technology. We recently announced our plan to develop The Habytat, a mobile based social metaverse. We expect this will be a complex, evolving, and long-term initiative that will involve the development of new and emerging technologies and collaboration with other companies, developers, partners, and other participants. However, the metaverse may not develop in accordance with our expectations, and market acceptance of features, products, or services we build for The Habytat is uncertain. In addition, we have limited experience with virtual and augmented reality technology, which may enable other companies to compete more effectively than us. We may be unsuccessful in our research and product development efforts, including if we are unable to develop relationships with key participants in the metaverse or develop products that operate effectively with metaverse technologies, products, systems, networks, or standards. Our metaverse efforts may also divert resources and management attention from other areas of our business.

In addition, as our efforts to develop The Habytat evolve, we may be subject to a variety of existing or new laws and regulations in the United States and international jurisdictions, including in the areas of privacy, safety, competition, content regulation, consumer protection, and e-commerce, which may delay or impede the development of our products and services, increase our operating costs, require significant management time and attention, or otherwise harm our business. As a result of these or other factors, our metaverse strategy and investments may not be successful in the foreseeable future, or at all, which could adversely affect our business, reputation, or financial results.

The Habytat is currently under development and no assurance can be given that it will be accepted by others or generate sufficient interest.

The Habytat, our social metaverse platform, is currently under development. It is our intent that The Habytat will feature a virtual world containing immersive experiences in intelligent retail, social networking, gaming and the use of NFTs to grant property rights, boasting a wide range of "online + offline" and "virtual + reality" scenarios. We aim to continue researching and developing different applications for our social metaverse platform in order to generate continual interest in our social metaverse platform, including, but not limited to, our proprietary metaverse ad network and dynamic NFT technology. If we do not generate sufficient interest in our social metaverse platform we will not attract enough advertisers to make it profitable.

The Habytat and VenVūū are both based on new and unproven technologies and therefore are subject to the risks of failure inherent in the development of new products and services.

Because both The Habytat and VenVūū are based on certain new technologies, they are subject to risks of failure that are particular to new technologies, including the possibility that:

- The Habytat and/or VenVūū may not gain market acceptance;

- proprietary rights of third parties may preclude us from marketing a new product or service;

- The Habytat and/or VenVūū may not receive the exposure required to obtain new users; or

- third parties may market superior products or services.

We may not be able to adequately evaluate the risks associated with our planned social metaverse and advertising platforms.

The Habytat and VenVūū may not be successful and may expose us to legal, regulatory, and other risks. Given the nascent and evolving nature of the metaverse, digital assets and blockchain technology, we may be unable to accurately anticipate or adequately address such risks or the potential impact of such risks. The occurrence of any such risks could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects. It is difficult to predict how the legal and regulatory framework around such digital assets and services will develop and how such developments will impact our business and our platforms. The launch of The Habytat and VenVūū also subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch these initiatives, technical issues with the operation of The Habytat and/or VenVūū, and legal and regulatory risks as discussed above. We believe these risks may be heightened with respect to both of these initiatives, as metaverse assets and services, NFTs and other digital assets and services are still considered relatively novel concepts. If we fail to accurately anticipate or manage the risks associated with The Habytat and VenVūū, or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with either of these initiatives, they may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed.

Digital ecosystems, including offerings of digital assets, is evolving, and uncertain, and new regulations or policies may materially adversely affect our development.

The technologies supporting the metaverse and NFTs, like blockchain and NFTs, are new and rapidly evolving. If we fail to explore new advancements in these technologies and apply them innovatively to keep our products and services competitive, we may not experience significant growth of our business. Regulation of digital assets is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Regulation also varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of NFTs generally and the technology behind them or the means of transacting in or transferring them. The regulatory regime governing blockchain technologies, NFTs, and other digital assets is uncertain, and new regulations or policies may materially adversely affect our development and our value if we materially embrace digital assets in the future.

Our business is subject to risks generally associated with the metaverse and digital entertainment industry.

We are susceptible to market conditions and risks associated with the metaverse and digital entertainment industry, including the popularity, customers' preferences, and potential regulations, all of which are difficult to predict and are beyond our control.

In addition, economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on our business and results of operations.

If we fail to retain users or add new users, or if our users decrease their level of engagement with The Habytat, revenue, bookings, and operating results will be harmed.

Our business plan assumes that the demand for interactive entertainment offerings, specifically, the adoption of a metaverse with users interacting together by playing, communicating, connecting, working, making friends, learning, or simply hanging out, all in 3D environments, will increase for the foreseeable future. However, if this market shrinks or grows more slowly than anticipated, if the metaverse does not gain widespread adoption as a forum for experiences, social interaction and creative expression for our users, or if demand for The Habytat does not grow as quickly as we anticipate, whether as a result of competition, product obsolescence, budgetary constraints of our developers, creators, and users, technological changes, unfavorable economic conditions, uncertain geopolitical or regulatory environments or other factors, we may not be able to increase our revenue and bookings sufficiently to ever achieve profitability and our stock price would decline.

The multitude of other entertainment options, online gaming, and other interactive experiences is high, making it difficult to retain users who are dissatisfied with The Habytat and seek other entertainment options. These and other factors may lead users to switch to another entertainment option rapidly, which can interfere with our ability to forecast usage and would negatively affect our user retention, growth, and engagement. Falling user retention, growth, or engagement rates could harm our business.

We face intense competition for our products and services

There are numerous technology companies seeking ways to support efforts to enter the Web 3 technologies business. Additionally, the metaverse has become more readily recognized as method of completing transactions and as such, more competitors are seeking to enter this marketplace. These technologies are subject to rapidly changing technological developments, shifting organizational priorities and requirements, frequent introductions of new products and services, and increased marketing and sales activities of other industry participants

Many competitors exist in the overlapping areas of Web 3 and traditional digital marketing, data analytics, and digital transformation. Many of our current and potential competitors have a significantly larger market presence, greater name recognition, access to more potential customers and substantially greater financial, technical, sales and marketing, management, support, and other resources than we have. As a result, many of our competitors can respond more quickly than we can to new or changing opportunities and technologies, and may devote greater resources to the marketing, promotion and sale of their products than we can.

Our costs are continuing to grow, and some of our investments, particularly our investments in virtual and augmented reality, have the effect of reducing our operating margin and profitability. If our investments are not successful longer-term, our business and financial performance will be harmed.

Operating our business is costly, and we expect our expenses to continue to increase in the future as we add users and broaden our user base, as users increase the amount and types of content they consume and the data they share with us, for example as we continue to expand our technical infrastructure, as we continue to invest in new and unproven technologies, and as we continue our efforts to focus on privacy, safety, security, and content review. We are also continuing to increase our investments in new platforms and technologies, including as part of our efforts related to building the metaverse. Some of these investments, particularly our significant investments in virtual and augmented reality, have generated only limited revenue and is anticipated to reduce our operating margin and profitability, and we expect the adverse financial impact of such investments to continue for the foreseeable future.

Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.

Technology changes rapidly in the entertainment industry. We must continually anticipate and adapt to emerging technologies and business models to stay competitive. Forecasting the financial impact these changing technologies and business models may have is inherently uncertain and volatile. Supporting a new technology or business model may require affiliating with a new business or technology vendor, and such affiliation may be on terms that are less favorable to us than those for traditional technologies or business models. If we invest in the development of content offerings that incorporate a new technology or business model that does not achieve significant popularity, whether because of competition or otherwise, we may not recover the often substantial costs of developing and marketing those content offerings, or recover the opportunity cost of diverting company resources away from other content and product offerings. In the near and longer term, we expect to take advantage of broader trends such as the growth of the metaverse in the digital economy and the associated increase in importance of technologies such as blockchains, virtual reality and augmented reality. We may not be successful in allocating our resources to these new areas and may not recover the costs and opportunity costs of investing in these opportunities instead of others. Further, our competitors may adapt to these or other emerging technologies or business models more quickly or effectively than we do.

If, on the other hand, we elect not to pursue the development of content offerings or other opportunities incorporating a new technology, or otherwise elect not to pursue new business models that achieve significant success and popularity, it may have adverse consequences to our business. It may take significant time and expenditures to shift financial and personnel resources to that technology or business model, and it may be more difficult to compete against existing companies that incorporate that technology or business model effectively.

We may not be successful in our metaverse strategy and investments, which could adversely affect our business, reputation, or financial results.

We believe the metaverse, an embodied internet where people have immersive experiences beyond two-dimensional screens, is the next evolution in social technology. Our business strategy focuses on offerings within the metaverse. We expect this will be a complex, evolving, and long-term initiative that will involve the development of new and emerging technologies, continued investment in privacy, safety, and security efforts, and collaboration with other companies, developers, partners, and other participants. However, the metaverse may not develop in accordance with our expectations, and market acceptance of features, products, or services we build for the metaverse is uncertain. In addition, we have limited experience with virtual and augmented reality technology, which may enable other companies to compete more effectively than us. We may be unsuccessful in our research and product development efforts, including if we are unable to develop relationships with key participants in the metaverse or develop products that operate effectively with metaverse technologies, products, systems, networks, or standards. Our metaverse efforts may also divert resources and management attention from other areas of our business. In addition, as our metaverse efforts evolve, we may be subject to a variety of existing or new laws and regulations in the United States and international jurisdictions, including in the areas of privacy and e-commerce, which may delay or impede the development of our products and services, increase our operating costs, require significant management time and attention, or otherwise harm our business. As a result of these or other factors, our metaverse strategy and investments may not be successful in the foreseeable future, or at all, which could adversely affect our business, reputation, or financial results.

Risks Related to Our Common Stock and Series A Warrants

The price of our common stock and our Series A Warrants may fluctuate substantially.

You should consider an investment in our common stock and Series A Warrants to be risky, and you should invest in our common stock and Series A Warrants only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, are:

- sale of our common stock by our shareholders, executives, and directors;

- volatility and limitations in trading volumes of our shares of common stock;

- our ability to obtain financing;

- the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors;

- our ability to attract new customers;

- changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our shareholders;

- our cash position;

- announcements and events surrounding financing efforts, including debt and equity securities;

- our inability to enter into new markets or develop new products;

- reputational issues;

- announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

- changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

- changes in industry conditions or perceptions;

- analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

- departures and additions of key personnel;

- disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

- changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

- other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition;

- difficulty integrating the accounting systems, operations and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock or Series A Warrants, our securities' price and trading volume could decline.

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our common stock and Series A Warrants could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our common stock and Series A Warrants or trading volume to decline.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock and Series A Warrants.

Our board of directors may determine from time to time that it needs to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this Annual Report on Form 10-K, we will not be restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock and Series A Warrants, or all of them. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preference shares, upon our liquidation, holders of our debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common stock.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stock holders will receive a distribution in such a case.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

We are an "emerging growth company" and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an "emerging growth company" we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, small-cap issuers have experienced significant stock price volatility, particularly when associated with regulatory requirements by governmental authorities, which our industry now increasingly faces. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company, we will incur significant additional legal, accounting and other expenses that we did not incur as a privately company. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an "emerging growth company." In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial

amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive federal income tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This Annual Report on Form 10-K does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

We could issue "blank check" preferred stock without stockholder approval with the effect of diluting interests of then-current stockholders and impairing their voting rights, and provisions in our charter documents and under Nevada law could discourage a takeover that stockholders may consider favorable.

Our Amended and Restated Articles of Incorporation provides for the authorization to issue up to 20,000,000 shares of "blank check" preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue one or more series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. In addition, advanced notice is required prior to stockholder proposals, which might further delay a change of control.

Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.

We are currently listed on the Nasdaq Stock Market, LLC ("Nasdaq"), a national securities exchange. The Nasdaq requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders' equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our common stock on the Nasdaq. In the event we are unable to have our shares traded on Nasdaq, our common stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than the Nasdaq. Our failure to have our shares traded on the Nasdaq could make it more difficult for you to trade our shares, could prevent our common stock trading on a frequent and liquid basis and could result in the value of our Common Stock being less than it would be if we were able to list our shares on the Nasdaq.

On October 14, 2022, we received written notice from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810, we have a period of 180 calendar days, or until April 12, 2023, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least 10 consecutive business days during this 180 calendar day period. In the event we do not regain compliance by April 12, 2023, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing standards, with the exception of bid price, for The Nasdaq Capital Market, and we provide written notice to Nasdaq of our intention to cure the deficiency during the second compliance period. Although we may effect a reverse stock split of our issued and outstanding common stock in the future, there can be no assurance that such reverse stock split will enable us to regain compliance with the Nasdaq minimum bid price requirement.

If we are unable to regain compliance with the Nasdaq minimum bid price requirement and Nasdaq delists our common stock and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

- the liquidity of our common stock;

- the market price of our common stock;

- our ability to obtain financing for the continuation of our operations;

- the number of institutional and general investors that will consider investing in our common stock;

- the number of investors in general that will consider investing in our common stock;

- the number of market makers in our common stock;

- the availability of information concerning the trading prices and volume of our common stock; and

- the number of broker-dealers willing to execute trades in shares of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and each of our stockholders who owned greater than 5% of our outstanding Common Stock beneficially, as of March 27, 2023, own approximately 13.90% of our common stock outstanding. Accordingly, these stockholders have and will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors' interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of the Company or our assets. The significant concentration of stock ownership may negatively impact the value of our Common Stock due to potential investors' perception that conflicts of interest may exist or arise.

Our Articles of Incorporation, as amended, our Amended and Restated Bylaws, and Nevada law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline. Our articles of incorporation, as amended, bylaws and Nevada law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price

and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority, Inc. ("FINRA"), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares, as well as overall liquidity, of our common stock.

Our Amended and Restated Articles of Incorporation provide that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for certain disputes which could limit stockholders' ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or agents.

Our Amended and Restated Articles of Incorporation provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our Amended and Restated Articles of Incorporation contain a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation are deemed to have notice of and consented to this provision. As this provision applies to Securities Act claims, there may be uncertainty whether a court would enforce such a provision.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. Alternatively, if a court were to find our choice of forum provisions contained in either our Amended and Restated Articles of Incorporation or Amended and

Restated Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located at 204 Nielson Street, New Brunswick, NJ 08901. We lease our office for a minimum base rent of $28.00 per rentable square foot with three percent (3%) annual increases in monthly installments on the first day of each month pursuant to a lease which terminates on December 31, 2024. We believe that our current office space will be adequate for the foreseeable future. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock and Series A Warrants are listed on the Nasdaq Capital Market under the symbols "DATS" and "DATSW," respectively.

Shareholders

As of March 27, 2023, we had 1,477 shareholders of record. This does not include shares held in the name of a broker, bank or other nominees (typically referred to as being held in "street name").

Dividend Policy

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Issuer Purchases of Equity Securities

We did not purchase any of our registered equity securities during the period covered by this Annual Report.

Recent Sales of Unregistered Securities

During the year ended December 31, 2022, the Company issued 1,000,000 shares in connection with the acquisition of all the issued and outstanding shares of Avila Security Corporation.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. All amounts in this report are in U.S. dollars, unless otherwise noted.

<u>Overview</u>

We are a blockchain, cybersecurity, and social media company that not only focuses on protecting privacy on personal devices, but also protects user information after it is shared with others. We believe that one's right to privacy should not end the moment they click "send", and that we all deserve the same right to privacy online that we enjoy in our own living rooms. Our flagship product, DatChat Messenger & Private Social Network, is a privacy platform and mobile application that gives users the ability to communicate with the privacy and protection they deserve. Recently. we have expanded our business and product offerings to include the co-development of a mobile-based social metaverse, known as "The Habytat", as well as the development of VenVūū, an advertising and non-fungible token ("NFT") monetization platform.

DatChat Messenger & Private Social Network

Our platform allows users to exercise control over their messages and posts, even after they are sent. Through our application, users can delete messages that they have sent, on their own device and the recipient's device as well. There is no set time limit within which they must exercise this choice. A user can elect at any time to delete a message that they previously sent to a recipient's device.

The application also enables users to hide secret and encrypted messages behind a cover, which messages can only be unlocked by the recipient and which are automatically destroyed after a fixed number of views or fixed amount of time. Users can decide how long their messages last on the recipient's device. The application also includes a screen shot protection system, which makes it virtually impossible for the recipient to screenshot a message or picture before it gets destroyed. In addition, users can delete entire conversations at any time, making it like the conversation never even happened.

In addition to the foregoing, the application also provides users with the ability to connect via an encrypted live video chat that also is designed to prevent screenshots or screen grabs.

The application integrates with iMessage, making private messages potentially available to hundreds of millions of users.

The Habytat

In June 2022, we formed a wholly owned subsidiary, SmarterVerse, Inc. ("SmarterVerse"). In July 2022, SmarterVerse entered into a development agreement with MetaBizz, LLC, an infrastructure firm that creates and develops 4D experiences in the metaverse ("MetaBizz").

In November 2022, we launched The Habytat, a virtual space that blends real world and virtual realities into one, in real time, using emerging technology like virtual and augmented reality, to create a highly immersive 3D environment.

In January 2023, we launched Geniuz City, the first world within The Habytat. Geniuz City is intended to be a near photo-realistic world that is based on the city of Miami and its surrounding areas. Geniuz City has been designed in a manner that can enable users to participate in a number of different activities, such as parties, business conferences, shopping, socializing, and game play.

Currently, once users download The Habytat application, we plan to grant each user rights to use a designated piece of virtual property in Geniuz City through the minting and issuance of a unique NFT . NFTs (or non-fungible tokens) are digital assets that can represent a unique real-world asset, such as art, music, in-game items, videos, or a piece of real estate or virtual property. Users will initially be able to choose the style of house they want, then start customizing it to represent their personal style and taste. Users will then be able to accumulate reward points when they visit and interact with such virtual property or invite others to join The Habytat, and such rewards can be used to enhance, expand, and improve the virtual property.

In addition, we plan to offer users the ability to have their own pets in the Habytat, which they will need to care for and can train to follow basic obedience commands. Finally, as described below, we plan to integrate our VenVūū, platform and VenVūū, dynamic NFTs (collectively, VenVūū,") into The Habytat, and that such integration will enable us and users to generate advertising-based revenues in The Habytat.

VenVūū

We are currently developing VenVūū, an advertising and NFT monetization platform. VenVūū is based upon a proprietary metaverse ad network and dynamic NFT technology which we believe will allow advertisers and landowners to connect in the metaverse. Management believes that metaverse advertising parallels reality,.and that VenVūū can be considered as a parallel to billboards in the real world or "Google Ads" within the internet. Through the integration of VenVūū, which advertises in a way similar to a billboard or video screen, we plan to enable users of The Habytat opportunities to monetize their virtual property rights by directly displaying approved advertisements on their virtual property. While we currently plan to launch VenVuu in the Habytat, it may also by interoperable within other metaverses in the future We believe that these features can potentially provide brands with the ability to run campaigns that target the land parcels they want to reach, simultaneously across multiple metaverses.

Recent Events

On January 10, 2023, we announced that our Board of Directors has authorized a Stock Repurchase Plan under which the Company may repurchase up to $2,000,000 of the Company's outstanding common stock, par value $0.0001 per share. Additionally, the Board has approved EF Hutton to be engaged as the broker to implement the Repurchase Plan.

As of March 29, 2023, the Company reported that it has purchased $480,025 shares of common stock at an average price of $0.648 per share.

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these condensed consolidated financial statements, and the specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The financial statements contained herein have been prepared in accordance with accounting principles generally accepted in the United States of America (the "U.S. GAAP") and the requirements of the Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

This management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies are more fully described in Note 1 in the "Notes to Financial Statements", we believe the following accounting policies are critical to the process of making significant judgments and estimates in preparation of our consolidated financial statements.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation expenses.

Short-term investments

The Company considers investments with original maturities greater than three months and remaining maturities less than one year to be short-term investments. Short-term investments include U.S. Treasury bills and certificates of deposit that are all highly rated and have initial maturities between four and twelve months. Short-term investments are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. For the year ended December 31, 2022, net unrealized gain on short-term investments of $47,672 and realized gain on short-term investments of $28,176 are reported in other income (expenses) on the consolidated statements of operations.

Accounting for digital currencies and other digital assets

The Company purchases Ethereum cryptocurrency ("Ethereum") and other digital assets and accepts Ethereum as a form of payment for non-fungible tokens sales (NFTs). The Company accounts for these digital assets held as the result of the purchase or receipt of Ethereum and other digital assets, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles — Goodwill and Other ("ASC 350"). The Company has ownership of and control over its digital currencies and digital assets and the Company may use third-party custodial services to secure them. The digital currencies and digital assets are initially recorded at cost and are subsequently remeasured, net of any impairment losses incurred since acquisition. The Company believes that digital currencies and other digital assets meet the definition of indefinite-lived intangible assets and accounts for them at historical cost less impairment, applying the guidance in ASC 350. The Company monitors any standard-setting, regulatory or technological developments that may affect the Company's accounting for digital currencies or its controls and processes related to digital currencies. Digital currencies are included in long-term assets in the consolidated balance sheet.

The Company determines the fair value of its digital currencies and other digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that it has determined is the principal market for Ethereum (Level 1 inputs) and other digital assets. The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that its digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price quoted on an active exchange since acquiring the respective digital asset. If the then current carrying value of a digital asset exceeds the fair value, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the fair value. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses for the same digital assets held. In determining the gain or loss to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. Impairment losses and gains or losses on sales are recognized within operating expenses in the consolidated statements of operations. During the year ended December 31, 2022, the Company recorded an impairment loss of $119,276.

Capitalized software costs

Costs incurred to develop internal-use software including Metaverse software development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the

expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Software development costs incurred during the year ended December 31, 2022 were expensed since the Metaverse software development project is in the preliminary project stage. Such costs are included in research and development costs on the accompanying consolidated statement of operations.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenues from subscription fees on the Company's messaging application in the month they are earned. Annual and lifetime subscription payments received that are related to future periods are recorded as deferred revenue to be recognized as revenues over the contract term or period. Lifetime subscriptions are being recognized to revenues over a 12-month period.

The Company's NFT revenues were generated from the sale of NFTs. The Company accepts Ethereum as a form of payment for NFT sales. The Company's NFTs exist on the Ethereum Blockchain under the Company's VenVuu brand. VenV*uu* is an iMetaverse advertising platform that allows advertisers and metaverse landowners to connect using the Company's proprietary metaverse ad network and dynamic NFT technology. The Company uses the NFT exchange, OpenSea, to facilitate its sales of NFTs. The Company, through OpenSea, has custody and control of the NFT prior to the delivery to the customer and records revenue at a point in time when the NFT is delivered to the customer and the customer pays. The Company has no obligations for returns, refunds or warranty after the NFT sale. The value of the sale is determined based on the value of the Ethereum crypto currency received as consideration. Each NFT that is generated produces a unique identifying code.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, "Compensation — Stock Compensation" ("ASC 718"), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee, and director services received in exchange for an award based on the grant-date fair value of the award.

Research and Development

Research and development costs incurred in the development of the Company's products are expensed as incurred and includes costs such as outside development costs and other allocated costs incurred. For the year ended December 31, 2022, research and development costs incurred in the development of the Company's software products with a related party were $514,957 and are included in research and development expense — related party on the accompanying consolidated statements of operations.

Leases

The Company applied ASC Topic 842, Leases (Topic 842) to arrangements with lease terms of 12 months or more. Operating lease right of use assets ("ROU") represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.

Recently Issued Accounting Pronouncements

Refer to the notes to the audited financial statements.

Results of Operations

Revenue

During the years ended December 31, 2022 and 2021, we generated revenues of $46,214 and $4,445, respectively. For the year ended December 31, 2022, revenues consisted of subscription revenues of $9,820 and revenues from the sale of NFT's of $36,394, as compared to $4,445 of revenues from subscriptions for the year ended December 31, 2021. We do not expect to generate any revenues from the sale of NFT's in the near future.

Compensation and related expenses

Compensation and related expenses for the years ended December 31, 2022 and 2021, were $6,551,776 and $2,963,294, respectively, an increase of $3,588,482 or 121.1%.Compensation and related expenses include salaries, stock-based compensation, health insurance and other benefits. The increase in compensation and related expenses is primarily related to increase in the number of full-time employees, and an increase in stock-based compensation. Stock-based compensation expense amounted to $3,173,401 and $1,090,027 for the years ended December 31, 2022 and 2021, respectively, and was attributable to the accretion of stock option expense.

Marketing and advertising expenses

Marketing and advertising expenses for the years ended December 31, 2022 and 2021, were $828,736 and $5,090,763, respectively, a decrease of $4,262,027 or 83.7%, primarily due to a decrease in promotions, branding and digital marketing strategy and social media ads.

Professional and consulting expenses

During the years ended December 31, 2022 and 2021, we reported professional and consulting fees of $2,285,312 and $2,181,317, respectively, an increase of $103,995 or 4.8%, which are principally comprised of the following items:

- We incurred $514,469 and $1,657,292 of consulting fees for general advisory consulting, investor relation, technology services, and other incidental services for the year ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022 and 2021, $347,733 and $1,213,350, respectively, related to stock-based consulting expenses from stock option grants to various consultants, accretion of deferred stock-based consulting fees and common stock issued for services.

- The remaining amounts attributed to professional and consulting fees incurred during the years ended December 31, 2021 and 2022 were primarily attributed to legal fees, accounting fees, recruitment fees, and investor relations fees which amounted to $1,770,843 and $524,025, respectively.

Research and development costs

During the year ended December 31, 2022, we incurred $514,957 in research and development costs with a related party in connection with the development of our Metaverse software development project which is in the preliminary stage. We did not incur any research and development costs in the 2021 period.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2022 and 2021, were $991,882 and $607,621, an increase of $384,261 or 63.2%, primarily attributable to an increase in insurance expense of $73,743, an increase in computer and internet expense of $23,579, an increase in travel expenses of $97,029, an increase in conference fees of $42,078, and an increase in rent expense of $16,644. General and administrative expenses primarily consisted of the following expense categories: insurance, travel, utilities, office related expenses and rent expense.

Impairment loss on intangible assets

During the year ended December 31, 2022, we concluded that the undiscounted cash flows did not support the carrying values of its intangible assets as of December 31, 2022. We determined the value of the patents acquired were fully impaired as of December 31, 2022 and recognized an impairment loss on its long-lived intangible assets of $981,000.

Impairment loss on digital currencies and other digital assets

During the year ended December 31, 2022, operating expenses included an impairment charge related to the write down of digital currencies and other digital assets of $119,276. We did not incur any impairment charges in the 2021 period.

Loss from Operations

For the year ended December 31, 2022, loss from operation amounted to $12,226,725 as compared to $10,838,550 for the year ended December 31, 2021, an increase of $1,388,175, or 12.8%.

Other Income (Expense)

During the years ended December 31, 2022 and 2021, we reported other income of $88,153 and $9,516, respectively. Other income (expense) consisted of interest income, interest expense and unrealized gains or losses on short-term investments. During the year ended December 31, 2022, other income primarily consisted of interest income of $12,305, a realized gain on short-term investments of $28,176, and an unrealized gain on short-term investments of $47,672. During the year ended December 31, 2021, other income primarily consisted of interest income of $3,516, offset by interest expense of $127 and gain from forgiveness of debt of $6,127.

Net Loss

For the foregoing reasons, our net loss for the years ended December 31, 2022 and 2021 was $12,138,572, or ($0.60) per common share (basic and diluted) and $10,829,034, or ($0.71) per common share (basic and diluted), respectively, an increase of $1,309,538, or 12.1%.

Liquidity, Capital Resources and Plan of Operations

As of December 31, 2022, we had cash totaling approximately $1,732,956.

We were incorporated on December 4, 2014 and have generated minimal revenues to date. For the year ended December 31, 2022, we had a net loss of $12,138,572. In addition, we used cash in operations of $7,258,765 for the year ended December 31, 2022. We have an accumulated deficit of $39,729,118 at December 31, 2022 and have generated minimal revenues since inception. During the year ended December 31, 2022, the Company has received no net proceeds from the sale of its securities and no gross proceeds from the exercise of the Company's Series A warrants. As of December 31, 2022, we had cash and cash equivalents of $1,732,956. Additionally, on December 31, 2022, we had short-term investments of $11,007,997. Short-term investments include U.S. Treasury bills and certificates of deposit that are all highly rated and have initial maturities between four and twelve months. These events served to mitigate the conditions that historically raised substantial doubt about the Company's ability to continue as a going concern.

Our primary uses of cash have been for compensation and related expenses, fees paid to third parties for professional services, marketing and advertising expenses, and general and administrative expenses. All funds received have been expended in the furtherance of growing the business. We received funds from the sale of our common stock and exercise of warrants. The following trends are reasonably likely to result in changes in our liquidity over the near to long term:

- An increase in working capital requirements to finance our current business,

- Cost of research and development,

- Addition of administrative, technical and sales personnel as the business grows, and

- The cost of being a public company.

On August 17, 2021, the Company completed its initial public offering ("IPO"), in which we issued 3,325,301 shares of our common stock and Series A warrants (the "Series A Warrants") to purchase up to 3,325,301 shares of our common stock for gross proceeds of approximately $13,800,000 before deducting underwriting discounts, commissions, and other offering expenses, including legal expenses related to the Offering of approximately $1,718,000 which are offset against the proceeds in additional paid in capital resulting in net proceeds to the Company of approximately

$12.1 million. Additionally, between August 27, 2021 and October 5, 2021, the Company received aggregate gross proceeds of $14,356,272 from the exercise of 2,882,785 Series A Warrants, resulting in an aggregate issuance of 2,882,785 shares of common stock.

Net cash used in operating activities totaled approximately $7,258,765 and $8,454,504 for the years ended December 31, 2022 and 2021, respectively. Net loss for the years ended December 31, 2022 and 2021 totaled approximately $12,138,572 and $10,829,034, respectively. For the year ended December 31, 2022, net loss was adjusted for stock-based compensation of $3,173,401, stock-based professional fees of $347,733, amortization expense of $49,783, depreciation of $127,501, impairment loss of intangible assets of $981,000, and impairment loss on digital currencies and other digital assets of $119,276, offset by realized and unrealized gains on short-term investments of $75,848, and non-cash revenues from the sale of NFT's of $36,394, and operating changes were a net increase of $179,616, primarily due to a decrease in prepaid expenses of $242,221 and accounts payable and accrued expenses of $61.

Cash Flows from Investing Activities

Net cash used in investing activities amounted to $11,209,126 and $56,039 for the years ended December 31, 2022, and 2021, respectively. During the year ended December 31, 2022, we purchased property and equipment of $44,475, purchased digital currencies and other digital assets of $233,245, and we purchased short-term investments of $20,842,149 and received gross proceeds from the sale of short-term investments of $9,910,000. During the year ended December 31, 2021, we purchased property and equipment of $56,039.

Cash Flows from Financing Activities

Net cash (used in) provided by financing activities totaled approximately $(203) and $27,643,282 for the nine months ended September 30, 2022, and 2021, respectively. During the nine months ended September 30, 2022, we repaid related party advances of $203. During the nine months ended September 30, 2021, financing activities was primarily attributable to net proceeds of approximately $13,671,074 from the sale of common stock, $13,979,370 from the exercise of Series A warrants and $161,567 of advances from a related party, offset by the repayment of related party advances of $161,229 and the repayment of related-party notes of $7,500.

Net cash provided by financing activities totaled approximately $1,112 and $28,019,855 for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, financing activities was primarily attributable to proceeds from related party advances of $20,294 offset by the repayment of related party advances of $19,182. During the year ended December 31, 2021, financing activities was primarily attributable to net proceeds of approximately $13,671,074 from the sale of common stock, $14,356,272 from the exercise of Series A warrants and $177,624 of advances from a related party, offset by $177,615 repayment of related party advances and $7,500 repayment of related-party notes.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements are contained in pages F-1 through F-23, which appear at the end of this Annual Report on Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls

Our principal executive officer and principal financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, have concluded that our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

We are required to maintain "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and 15d-15(e), promulgated by the SEC pursuant to the Exchange Act. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our management, with the participation of our principal executive officer and principal financial officer, evaluated our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2022, our disclosure controls and procedures were not effective because of a material weakness in our internal controls over financial reporting. The ineffectiveness of our disclosure controls and procedures were not effective because of the material weaknesses set forth below.

The ineffectiveness of our disclosure controls and procedures was due to the following material weaknesses:

- We lack segregation of duties within accounting functions duties as a result of our limited financial resources to support hiring of personnel.

- We lack control over the custody of and accounting for digital currencies and other digital assets accounts.

- The lack of multiples levels of management review on complex business, accounting and financial reporting issues.

- We have not implemented adequate system and manual controls.

While we used the services of third-party accountant who is a certified public accountant to provide accounting and financial reporting services to us, we lack both an adequate number of personnel with requisite expertise in the key functional areas of finance and accounting and an adequate number of personnel to properly implement control procedures. In addition, while we have independent directors, we do not have an audit committee, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures. These factors represent material weaknesses in our internal controls over financial reporting. Although we believe the possibility of errors in our financial statements is remote and expect to continue to use a third-party accountant to address shortfalls

in staffing and to assist us with accounting and financial reporting responsibilities in an effort to mitigate the lack of segregation of duties, until such time as we expand our staff with qualified personnel, we expect to continue to report material weaknesses in our internal control over financial reporting.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" nor "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the name, age and positions of our executive officers and directors.

NAME	AGE	POSITION
Darin Myman	57	Chief Executive Officer and Chairman
Peter Shelus	38	Chief Technology Officer and Director
Brett Blumberg	43	Chief Financial Officer
Gabriel Daniels	38	Chief Information Officer
Gianfranco Lopane	37	Head of Business Development
Wayne Linsley	66	Director
Joseph Nelson	39	Director
Carly Schumer	34	Director

The business background and certain other information about our directors and executive officers is set forth below.

Darin Myman — *Chief Executive Officer and Director*

Darin Myman has served as Chief Executive Officer and Chairman of the board of directors since January 2015. Previously, Mr. Myman served as co-founder and Chief Executive Officer of Wally World Media, Inc., (OTC:WLYW). He also has served as the Chief Executive Officer and a member of PeopleString's board of directors since PeopleString's inception. Mr. Myman developed extensive Internet skills through a variety of positions. He has executive management and founder experience having served as a co-founder and Chief Executive Officer of BigString Corporation, a publicly traded company, since October 2005. He also has corporate governance and board experience having served as a member of BigString's board of directors since BigString's inception. Prior to BigString, Mr. Myman was a co-founder and Chief Executive Officer of LiveInsurance.com, the first online insurance broker that pioneered the electronic storefront for large national insurance agencies. Prior to co-founding LiveInsurance.com, he served as a Vice President of the online brokerage services unit of Westminster Securities Corporation. We believe that Mr. Myman is qualified to serve as a member of our board of directors because of his background in business and experience in senior leadership and as a board member of public companies.

Peter Shelus — *Chief Technology Officer and Director*

Peter Shelus is a co-founder of DatChat and has served as our Chief Technology Officer since January 2016 and a member of our board of directors since December 2022. Mr. Shelus has over 10 years of ephemeral messaging and mobile video development experience. Mr. Shelus has been at the forefront of the secure messaging industry, having served as a lead engineer for one of the first ephemeral messaging platforms, "BigString," where he helped develop the patented technology that became a cornerstone of self-destructing messaging. Mr. Shelus holds Bachelor of Science degree in computer science from Rutgers University. We believe that Mr. Shelus is qualified to serve as a member of our board of directors because of his experience in the secure messaging industry and background in technology engineering and development.

Brett Blumberg — *Chief Financial Officer*

Brett Blumberg has served as our Chief Financial Officer since February 2022. Mr. Blumberg has extensive experience in finance and accounting. He is a certified public accountant and has been a partner of the public accounting firm Jubran, Shorr & Company since 2015. Mr. Blumberg was a senior accountant at CohnReznick, LLP from 2013 to 2014. Prior to obtaining his CPA license Mr. Blumberg was a private banker at Wells Fargo and owned and operated a Mortgage Brokerage/Banking Company, Canyon Financial Group, LLC from 2006 to 2012. He previously worked in recruitment and talent acquisition for accounting and finance firms from 2000 to 2006. Mr. Blumberg holds a Bachelor of Art degree in economics and psychology from SUNY Binghamton University.

Gabriel Daniels — *Chief Information Officer*

Gabriel Daniels has served as our Chief Information Officer since March 2021. Since May 2019, Mr. Daniels has served as the Co-Founder, President & CEO of NGD Cybersecurity and Customer Service Consultants LLC, a Minority-Woman Owned and Veteran Owned Business providing high-level technical, cyber commissioning,

customer service and project management consulting services for companies within the DHS 16 critical infrastructure. From April 2018 to April 2019, Mr. Daniels served as the Cybersecurity Program Manager at Chinook Systems, an engineering firm. From June 2017 to April 2018, Mr. Daniels worked as a Senior Information Assurance Manager at Navstar Inc., an Information Technology & Services firm. In addition, since December of 2017, Mr. Daniels has worked as an adjunct professor at Northern Virginia (NoVA) Community College and Lord Fairfax Community College, where he teaches classes such as introduction to telecommunications, cyberlaw, network attacks, computer crime and hacking, and computer applications and concepts. Mr. Daniels is a 15-year U.S. Army and Navy veteran. While serving in the Army, Mr. Daniels aided in the development of the Army's Strategic Cybersecurity and Cyber Incident Handling Response Plans. Mr. Daniels holds a master's degree in cybersecurity and a bachelor's degree in marketing from the University of Maryland University College.

Gianfranco Lopane — *Head of Business Development*

Gianfranco Lopane has served as our Head of Business Development since February 2022 and President of our wholly-owned subsidiary, SmarterVerse, since July 2022. Since August 2018, Mr. Lopane has served as the founder of Generiqo, a NFT, metaverse, and blockchain consulting company. From June 2020 to May 2021, Mr. Lopane served as a senior account executive at XPO Logistics, Inc. From April 2017 to January 2020, Mr. Lopane served as a co-founder of Real World Ads, an advertising network company for the metaverse. Mr. Lopane holds a Master's degree in commerce and marketing from EUDE Business School in Madrid, Spain.

Wayne D. Linsley — *Director*

Wayne D. Linsley has served as a member of the board of directors since August 2021. Mr. Linsley has over 40 years of experience in business management. Since April 2020, Mr. Linsley has served as a member of the board of directors of Hoth Therapeutics, Inc. (NASDAQ: HOTH), a clinical-stage biopharmaceutical company and since January 2020, he has served as a member of the board of directors of Silo Pharma, Inc. (NASDAQ: SILO) a biopharmaceutical company focused on merging traditional therapeutics with psychedelic research. From 2014 to September 2021, Mr. Linsley served as the Vice President of Operations at CFO Oncall, Inc., a company that provides financial reporting and controller services on an outsourced basis and previously, from 2012 to 2014, Mr. Linsley worked at CFO Oncall, Inc. as an independent contractor. Mr. Linsley holds Bachelor of Science degree in Business Administration from Siena College. We believe that Mr. Linsley is qualified to serve as a member of our board of directors because of his experience as a director of public companies and background in financial reporting.

Joseph Nelson — *Director*

Joseph Nelson has served as a member of our board of directors since August 2021. Since December 2017, Mr. Nelson has served as the Head of Investor Relations for GasLog Ltd., and GasLog Partners LP, a leading international owner, operator and manager of liquefied natural gas carriers providing support to many of the world's largest energy companies. From November 2014 to November 2017, Mr. Nelson served as an Equity Research Analyst at Credit Suisse. From November 2013 to November 2014, Mr. Nelson worked as an Equity Research Analyst at Maxim Group. Mr. Nelson holds a Master of Business Administration degree from New York University's Stern School of Business; a Bachelor of Science degree in chemistry and a Bachelor of Art degree in philosophy from the Stevens Institute of Technology. We believe that Mr. Nelson is qualified to serve as a member of our board of directors because of his experience in investor relations and background in business and finance.

Carly Schumer — *Director*

Carly Schumer has served as a member of our board of directors since August 2021. Since May 2011, Ms. Schumer has worked as a digital consultant at ShmeeLive. From May 2018 to June 2020, Ms. Schumer served as a digital director for Lust For Life, LLC, a subsidiary of Renewable Energy & Power, Inc. (OTCQB: RBNW). Ms. Schumer has in-depth experience in ecommerce and digital industries with specializations in digital marketing campaign development, content marketing strategy, SEO and paid media management. Her digital marketing background is rooted in inbound marketing strategies and her approach focuses on listening to user needs and communicating to them via high quality content in order to attract return visitors and engagements. Ms. Schumer specializes in working with start-up companies, across the technology, healthcare and fashion industries. Ms. Schumer holds Bachelor of Art degree in arts, entertainment & media management from Columbia College Chicago. We believe that Ms. Schumer is qualified to serve as a member of our board of directors because of her experience and background in digital marketing for e-commerce and public companies.

Family Relationships

There are no family relationships among any of our executive officers and directors.

Arrangements between Officers and Directors

Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer or director was selected to serve as an officer or director.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Nevada law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee.   The audit committee is appointed by the board to assist the board in its duty to oversee the Company's accounting, financial reporting and internal control functions and the audit of the Company's financial statements. The role of the audit committee is to oversee management in the performance of its responsibility for the integrity of the Company's accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company's independent auditor, including the independent auditor's independence, the performance of the Company's internal audit function; and the Company's compliance with legal and regulatory requirements.

Our audit committee consists of Wayne D. Linsley, Carly Schumer and Joseph Nelson, with Mr. Linsley serving as chair. Our board of directors has affirmatively determined that each meet the definition of "independent director" under the rules of The Nasdaq Capital Market, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of Nasdaq rules. In addition, our board of directors has determined that Wayne D. Linsley qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors adopted a written charter for the audit committee, which is available on our principal corporate website at *www.datchat.com*.

Compensation Committee.   The compensation committee is responsible for reviewing and recommending, among other things:

- the adequacy and form of compensation of the board;

- the compensation of Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis;

- the compensation of other senior management upon hiring and on an annual basis; and

- the Company's incentive compensation and other equity-based plans and recommending changes to such plans to our board of directors, when necessary.

Our compensation committee will consists of Wayne D. Linsley, Carly Schumer and Joseph Nelson, with Mr. Linsley serving as chair. Our board of directors has adopted a written charter for the compensation committee, which is available on our principal corporate website at *www.datchat.com*.

Nominating and Corporate Governance Committee.   We do not have a designated nominating and corporate governance committee. Our independent directors, acting as a group, are responsible for:

Our nominating and corporate governance committee is responsible for, among other things:

- developing criteria for membership on the board of directors and committees;

- identifying individuals qualified to become members of the board of directors;

- recommending persons to be nominated for election as directors and to each committee of the board of directors;

- annually reviewing our corporate governance guidelines; and

- monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Our nominating and corporate governance committee consists of Wayne D. Linsley, Carly Schumer and Joseph Nelson, with Mr. Linsley serving as chair. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at *www.datchat.com*.

Code of Business Code and Ethics Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code posted on our website, *www.datchat.com*. In addition, we intend to post on our website all disclosures that are required by law or rules concerning any amendments to, or waivers from, any provision of the code.

Anti-hedging

We do not currently have a policy prohibiting employees, officers, or directors from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities.

Changes in Nominating Procedures

None.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the year ended December 31, 2022, the compensation awarded to, paid to, or earned by, our Chief Executive Officer and two other most highly compensated executive officers, whose total compensation during such years exceeded $100,000. We refer to these officers as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darin Myman	2022	$ 450,000	$ —	$ —	$ —	$ —	$ —	$ —	$ 450,000
Chief Executive Officer	2021	$ 422,250	$ 350,000	$ —	$ 2,796,850	$ —	$ —	31,623	$ 3,600,723
Brett Blumberg	2022	$ 52,500	—	—	—	—	—	—	$ 52,500
Chief Financial Officer									
Peter Shelus	2022	$ 268,750	$ —	$ —	$ —	$ —	$ —	$ —	$ 268,750
Chief Technology Officer	2021	$ 165,000	$ —	$ —	$ —	$ —	$ —	36,750	$ 201,750

---

(1) On September 28, 2021, we granted 250,000 stock options to our CEO. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $35 per share. The options vest 25% every six months from date of grant for two years.

(2) Other compensation was made up of health insurance expenses.

Outstanding Equity Awards at December 31, 2022

The following table provides information regarding option awards held by each of our named executive officers that were outstanding as of December 31, 2022. There were no stock awards or other equity awards outstanding as of December 31, 2022.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)
Darin Myman	250,000	—	—	35.00	9/28/2026	—	—	—	—

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board of Directors and received compensation for such service during the fiscal year ended December 31, 2022. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our Board of Directors in 2022.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Joseph Nelson	36,000	0	0	0	0	0	36,000
Carly Schumer. . . .	36,000	0	0	0	0	0	36,000
Wayne Linsley. . . .	60,000	0	0	0	0	0	60,000

Employment Agreements

On August 27, 2021, DatChat, Inc. (the "Company") entered into an agreement (the "Employment Agreement") with Darin Myman effective as of August 15, 2021 pursuant to which Mr. Myman's (i) base salary will increase to $450,000 per year, and (ii) Mr. Myman shall be entitled to receive an annual bonus in an amount up to $350,000, which annual bonus may be increased by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), in its sole discretion, upon the achievement of additional criteria established by the Compensation Committee from time to time (the "Annual Bonus"). In addition, pursuant to the Employment Agreement, upon termination of Mr. Myman's employment for death or Total Disability (as defined in the Employment Agreement), in addition to any accrued but unpaid compensation and vacation pay through the date of his termination and any other benefits accrued to him under any Benefit Plans (as defined in the Employment Agreement) outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such termination date (collectively, the "Payments"), Mr. Myman shall be entitled to the following severance benefits: (i) 24 months of his then base salary; (ii) if Mr. Myman elects continuation coverage for group health coverage pursuant to COBRA Rights (as defined in the Employment Agreement), then for a period of 24 months following Mr. Myman's termination he will be obligated to pay only the portion of the full COBRA Rights cost of the coverage equal to an active employee's share of premiums (if any) for coverage for the respective plan year; and (iii) payment on a pro-rated basis of any Annual Bonus or other payments earned in connection with any bonus plan to which Mr. Myman was a participant as of the date of his termination (together with the Payments, the "Severance"). Furthermore, pursuant to the Employment Agreement, upon Mr. Myman's termination (i) at his option (A) upon 90 days prior written notice to the Company or (B) for Good

Reason (as defined in the Employment Agreement), (ii) termination by the Company without Cause (as defined in the Employment Agreement) or (iii) termination of Mr. Myman's employment within 40 days of the consummation of a Change in Control Transaction (as defined in the Employment Agreement), Mr. Myman shall receive the Severance; provided, however, Mr. Myman shall be entitled to a pro-rated Annual Bonus of at least $200,000. In addition, any equity grants issued to Mr. Myman shall immediately vest upon termination of Mr. Myman's employment by him for Good Reason or by the Company at its option upon 90 days prior written notice to Mr. Myman, without Cause.

Brett Blumberg Employment Agreement

On February 15, 2022, the Company entered into an employment agreement (the "Blumberg Employment Agreement") with Brett Blumberg effective as of February 15, 2022 pursuant to which Mr. Blumberg will serve as Chief Financial Officer of the Company. The term of the Blumberg Employment Agreement will continue for a period of one year from the Effective Date and automatically renews for successive one year periods at the end of each term until either party delivers written notice of their intent not to review at least 30 days prior to the applicable renewal date. Pursuant to the terms of the Blumberg Employment Agreement, Mr. Blumberg (i) shall receive an annual base salary of $60,000 (effective as of February 15, 2022), (ii) shall be entitled to earn a bonus, subject to the sole discretion of the Company's Board and (iii) shall be eligible to receive awards pursuant to the Company's equity incentive plans, subject to the sole discretion of the Company's compensation committee. Mr. Blumberg is also entitled to participate in any and all Employee Benefit Plans (as defined in the Blumberg Employment Agreement), from time to time, that are then in effect along with vacation, sick and holiday pay in accordance with the Company's policies established and in effect from time to time. The Blumberg Employment Agreement may be terminated by either the Company or Mr. Blumberg at any time and for any reason upon 10 days prior written notice. Upon termination of the Blumberg Employment Agreement, Mr. Blumberg shall be entitled to (i) any equity award that has vested prior to the termination date, (ii) reimbursement of expenses incurred on or prior to such termination date and (iii) such employee benefits to which Mr. Blumberg may be entitled as of the termination date (collectively, the "Accrued Amounts"). The Blumberg Employment Agreement shall also terminate upon Mr. Blumberg's death or the Company may terminate Mr. Blumberg's employment upon his Disability (as defined in the Blumberg Employment Agreement). Upon the termination of Mr. Blumberg's employment for death or Disability, Mr. Blumberg shall be entitled to receive the Accrued Amounts. The Blumberg Employment Agreement also contains covenants prohibiting Mr. Blumberg from disclosing confidential information with respect to the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of shares of our common stock as of March 27, 2023 by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

Name	Shares	Percentage[2]
Directors, Director Nominees, Named Executive Officers and Named Executive Officer Nominees[1]		
Darin Myman[3]	1,951,775	9.56%
Peter Shelus	1,000,000	4.94%
Brett Blumberg	—	—
Wayne D. Linsley[4]	43,750	—
Joseph Nelson[4]	43,750	—
Carly Schumer[4]	43,750	—
All Director, Director Nominees, Named Executive Officers and Named Executive Officer Nominees as a group (6 persons)	3,083,025	15.0%

---

*   Represents beneficial ownership of less than 1%.

(1)   The address of each holder listed below, except as otherwise indicated, is 204 Neilson Street, New Brunswick, New Jersey 08901.

(2)   The calculation in this column is based upon 20,234,066 shares of common stock outstanding on March 27, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with

respect to the subject securities. Shares of common stock that are currently exercisable or convertible within 60 days of March 27, 2023 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3)   Includes 187,500 vested stock options
(4)   Includes 43,750 of vested stock options

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holder	1,601,200	$ 10.9	1,395,800
Equity compensation plans not approved by security holder . .	—	—	—
Total	**1,601,200**	**$ 10.9**	**1,395,800**

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following includes a summary of transactions during our fiscal years ended December 31, 2022 and December 31, 2021 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this Annual Report on Form 10-K. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under "executive compensation," since January 1, 2019, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2022 and 2021, and any of our directors, executive officers, holders of more than 5% of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

Our Chief Executive Officer, Mr. Darin Myman, from time to time, provides advances to the Company for working capital purposes. At December 31, 2022 and 2021, the Company had a payable to the officer of $1,315 and $203, respectively, which is presented as due to related party on the balance sheets. These advances are short-term in nature and non-interest bearing. During the years ended December 31, 2022 and 2021, respectively, Mr. Myman provided advances to the Company for working capital purposes totaling of $20,294 and $177,624 and the Company repaid $19,182 and $177,615 of these advances, respectively.

Research and Development

On July 19, 2022, the Company entered into a software development agreement with Metabizz LLC ("Metabizz"), a company whose managing partner is also the Chief Innovation Officer of Smarterverse, the Company's wholly-owned subsidiary. During the year ended December 31, 2022, the Company paid Metabizz $514,957 for software development services which is included in research and development expense — related party on the accompanying consolidated statements of operations.

Related Persons Transaction Policy

We have adopted a formal policy regarding approval of transactions with related parties. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;

- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the availability of other sources for comparable services or products; and

- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

Director Independence

The Nasdaq Stock Market LLC ("Nasdaq") requires that a majority of our board of directors must be composed of "independent directors," which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. The board has determined that Wayne D. Linsley, Carly Schumer and Joseph Nelson are "independent". Our board currently consists of three independent directors and two non-independent directors.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by D. Brooks and Associates CPAs, P.A. as described below:

	2022	2021
Audit Fees	$ 68,238	$ 62,000
Audit Related Fees	$ —	$ —
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total	$ 68,238	$ 62,000

(1) Audit Fees are paid for professional services rendered for the audit of the Company's annual consolidated financial statements and reviews of the Company's unaudited condensed consolidated financial statements.

Pre-Approval Policies and Procedures

Our Board of Directors pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by our Board of Directors before the respective services were rendered.

Our Board of Directors has considered the nature and amount of fees billed by our independent registered public accounting firm and believe that the provision of services for activities unrelated to the audit is compatible with maintaining their respective independence.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

    (a)   The following documents are filed as part of this report:

    (1)   Financial Statements:

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID: 4048)	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Changes in Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

The consolidated financial statements required by this Item are included beginning at page F-1.

    (1)   Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the consolidated financial statements or the notes thereto.

    (b)   Exhibits

The following documents are included as exhibits to this report.

Exhibit Number	Title of Document
3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Form S-1 filed on July 2, 2021)
3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Form S-1/A filed on August 9, 2021)
3.3	Amendment No.1 to Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on October 26, 2022)
3.4	Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3.3 to the Company's Form S-1/A filed on August 9, 2021)
3.5	Certificate of Amendment to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.4 to the Company's Form S-1/A filed on August 9, 2021)
3.6	Certificate of Change to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.5 to the Company's Form S-1/A filed on August 9 2021)
4.1	Form of Series A Warrant Agent Agreement including Form of Series A Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Form S-1/A filed on August 9, 2021)
4.2	Form of Representative's Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Form S-1/A filed on August 9, 2021)
4.3	Form of Stock Certificate (Incorporated by reference to Exhibit 4.3 to the Company's Form S-1/A filed on August 9, 2021)
10.1	Agreement and Plan of Merger, dated as of June 29, 2022, by and among DatChat, Inc., DatChat Patents I, Inc., DatChat Patents II, LLC, and Avila Security Corporation (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K Filed on July 5, 2022)
10.2+	Employment Agreement between the Company and Brett Blumberg (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 16, 2022)
10.3	Media Partnership Plan by and between, Datchat, Inc. and Bartsool Sports (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 13, 2021)
10.4	Statement of Work by and between, Datchat, Inc. and IZEA Worldwide, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 24, 2021)
10.5	2021 Equity Incentive Plan and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A filed on August 9, 2021)

Exhibit Number	Title of Document
23.1*	Consent of D. Brooks and Associates CPAs, P.A.
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File — the cover page of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 is formatted in Inline XBRL

* Filed herewith.

\+ Indicates a management contract or any compensatory plan, contract or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 31st day of March, 2023.


DATCHAT, INC.

/s/ Darin Myman
Darin Myman
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Brett Blumberg
Brett Blumberg
Chief Financial Officer
(Principal Financial and Accounting Officer)


Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darin Myman Darin Myman	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2023
/s/ Brett Blumberg Brett Blumberg	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2023
/s/ Peter Shelus Peter Shelus	Chief Technology Officer and Director	March 31, 2023
/s/ Gabriel Daniels Gabriel Daniels	Chief Information Officer	March 31, 2023
/s/ Wayne D. Linsley Wayne D. Linsley	Director	March 31, 2023
/s/ Joseph Nelson Joseph Nelson	Director	March 31, 2023
/s/ Carly Schumer Carly Schumer	Director	March 31, 2023

DATCHAT, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

CONTENTS



D. BROOKS
& ASSOCIATES CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of DatChat, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of DatChat, Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2022 and 2021, and related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 the results of its operations and its cash flows for the years ended December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2016.
Palm Beach Gardens, Florida
March 31, 2023

4440 PGA Blvd, Suite 104 ■ Palm Beach Gardens, Florida 33410 ■ Main Office: 561.429.6225 ■ Fax: 561.282.3444

dbrookscpa.com

DATCHAT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents.	$ 1,732,956	$ 20,199,735
Short-term investments, at fair value	11,007,997	—
Accounts receivable	384	278
Prepaid expenses.	134,752	376,973
Total Current Assets	12,876,089	20,576,986
OTHER ASSETS:		
Property and equipment, net.	79,694	53,720
Digital currencies and other digital assets	23,381	—
Operating lease right-of-use asset, net	134,526	184,309
Total Other Assets.	237,601	238,029
Total Assets.	$ 13,113,690	$ 20,815,015
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses.	$ 404,600	$ 517,039
Operating lease liability, current portion	67,338	53,897
Contract liabilities.	186	8,850
Due to related party.	1,315	203
Total Current Liabilities	473,439	579,989
LONG-TERM LIABILITIES:		
Operating lease liability, less current portion	83,675	151,012
Total Long-Term Liabilities	83,675	151,012
Total Liabilities.	557,114	731,001
Commitments and Contingencies (Note 8)		
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.0001 par value; 20,000,000 shares authorized)		
Series A Preferred stock ($0.0001 Par Value; 1 Share authorized; none issued and outstanding on December 31, 2022 and 2021).	—	—
Common stock ($0.0001 par value; 180,000,000 shares authorized; 20,597,169 and 19,597,169 shares issued and outstanding on December 31, 2022 and 2021, respectively).	2,060	1,960
Common stock to be issued (1,389 shares on December 31, 2022 and 2021)	—	—
Additional paid-in capital	52,283,634	47,672,600
Accumulated deficit	(39,729,118)	(27,590,546)
Total Stockholders' Equity	12,556,576	20,084,014
Total Liabilities and Stockholders' Equity	$ 13,113,690	$ 20,815,015

See accompanying notes to consolidated financial statements.

DATCHAT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	
	2022	**2021**
NET REVENUES	$ 46,214	$ 4,445
OPERATING EXPENSES:		
Compensation and related expenses	6,551,776	2,963,294
Marketing and advertising expenses	828,736	5,090,763
Professional and consulting expenses	2,285,312	2,181,317
Research and development expense – related party	514,957	—
General and administrative expenses	991,882	607,621
Impairment loss on intangible asset	981,000	—
Impairment loss on digital currencies and other digital assets	119,276	—
Total operating expenses	12,272,939	10,842,995
LOSS FROM OPERATIONS	(12,226,725)	(10,838,550)
OTHER INCOME (EXPENSE):		
Interest expense	—	(127)
Interest income	12,305	3,516
Gain from forgiveness of debt	—	6,127
Realized gain on short-term investments	28,176	—
Unrealized gain on short-term investments	47,672	—
Total other income, net	88,153	9,516
NET LOSS	$ (12,138,572)	$ (10,829,034)
NET LOSS PER COMMON SHARE:		
Basic and diluted	$ (0.60)	$ (0.71)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic and diluted	20,104,268	15,334,338

See accompanying notes to consolidated financial statements.

DATCHAT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Preferred Stock		Common Stock		Common Stock to be Issued		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	—	$ —	12,727,820	$ 1,273	52,782	$ 5	$ 17,342,559	$ (16,761,512)	$ 582,325
Sale of common stock, net of offering costs	—	—	3,730,525	373	—	—	13,670,701	—	13,671,074
Common stock issued for common stock issuable	—	—	51,018	5	(51,393)	(5)	—	—	—
Common stock issued for exercise of Series A warrants	—	—	2,882,785	288	—	—	14,355,984	—	14,356,272
Common stock issued for services	—	—	205,000	21	—	—	419,979	—	420,000
Stock-based compensation in connection with stock option grants	—	—	—	—	—	—	1,533,377	—	1,533,377
Accretion of stock-based compensation	—	—	—	—	—	—	350,000	—	350,000
Fractional shares due to reverse split	—	—	21	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	—	(10,829,034)	(10,829,034)
Balance, December 31, 2021	—	—	19,597,169	1,960	1,389	—	47,672,600	(27,590,546)	20,084,014
Accretion of stock based compensation in connection with stock option grants	—	—	—	—	—	—	3,173,401	—	3,173,401
Accretion of stock-based professional fees in connection with stock option grants and shares	—	—	—	—	—	—	347,733	—	347,733
Shares issued for asset acquisition	—	—	1,000,000	100	—	—	1,089,900	—	1,090,000
Net loss for the year	—	—	—	—	—	—	—	(12,138,572)	(12,138,572)
Balance, December 31, 2022	—	$ —	20,597,169	$ 2,060	1,389	$ —	$ 52,283,634	$ (39,729,118)	$ 12,556,576

See accompanying notes to consolidated financial statements.

DATCHAT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (12,138,572)	$ (10,829,034)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	127,501	2,319
Amortization of right of use asset	49,783	43,221
Stock-based compensation	3,173,401	1,090,027
Stock-based professional fees	347,733	1,213,350
Gain from extinguishment of debt	—	(6,127)
Impairment loss on intangible asset	981,000	—
Impairment loss on digital currencies and other digital assets	119,276	—
Non-cash digital currency and other digital assets fees	13,739	—
Non-cash revenue from sale of Venvuu NFT digital asset	(36,394)	—
Realized gain on short-term investments	(28,176)	—
Unrealized gain on short-term investments	(47,672)	—
Changes in operating assets and liabilities:		
Accounts receivable	(106)	(278)
Prepaid expenses	242,221	(351,713)
Accounts payable and accrued expenses	61	397,502
Contract liabilities	(8,664)	8,850
Operating lease liability	(53,896)	(22,621)
NET CASH USED IN OPERATING ACTIVITIES	(7,258,765)	(8,454,504)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of short-term investments	9,910,000	—
Purchase of short-term investments	(20,842,149)	—
Purchases of property and equipment	(44,475)	(56,039)
Proceeds from sale of digital currencies and other digital assets	743	—
Purchases of digital currencies and other digital assets	(233,245)	—
NET CASH USED IN INVESTING ACTIVITIES	(11,209,126)	(56,039)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from related party	20,294	177,624
Payments on related party advances	(19,182)	(177,615)
Repayment of notes payable – related party	—	(7,500)
Proceeds from exercise of Series A Warrants	—	14,356,272
Net proceeds from the sale of common stock	—	13,671,074
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,112	28,019,855
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,466,779)	19,509,312
CASH AND CASH EQUIVALENTS – beginning of year	20,199,735	690,423
CASH AND CASH EQUIVALENTS – end of year	$ 1,732,956	$ 20,199,735
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ —	$ —
Income taxes	$ —	$ —
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Digital currencies used to pay accounts payable	$ 112,500	$ —
Common stock issued for future services	$ —	$ 50,000
Subscription receivable from exercise of Series A warrants	$ —	$ —
Issuance of common shares for intangible assets	$ 1,090,000	$ —

See accompanying notes to consolidated financial statements.

NOTE 1 — <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Organization</u>

DatChat, Inc. (the "Company") was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company's corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31. The Company is a blockchain, cybersecurity, and social media company that not only focuses on protecting privacy on personal devices, but also protects user information after it is shared with others. The Company believes that one's right to privacy should not end the moment they click "send." The Company's flagship product, DatChat Messenger & Private Social Network, is a mobile application that gives users the ability to communicate with privacy and protection.

On July 28, 2021, the Company filed a certificate of change to the Company's amended and restated certificate of incorporation, with the Secretary of State of the State of Nevada to effectuate a one-for-two (1:2) reverse stock split (the "Reverse Stock Split") of the Company's common stock. Proportional adjustments for the Reverse Stock Split were made to the Company's outstanding stock options, warrants and equity incentive plans. All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the consolidated financial statements to reflect the Reverse Stock Split.

On June 16, 2022, the Company formed a wholly owned subsidiary, SmarterVerse, Inc. ("SmarterVerse"), a company incorporated under the laws of the State of Nevada.

On June 29, 2022, the Company, DatChat Patents I, Inc., a Nevada corporation and wholly-owned subsidiary of DatChat that was formed on June 23, 2022 ("Merger Sub I"), DatChat Patents II, LLC, a Nevada limited liability company and wholly-owned subsidiary of DatChat that was formed on June 23, 2022 ("Merger Sub II"), and Avila Security Corporation, a Delaware corporation ("Avila"), entered into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company acquired all the issued and outstanding shares of Avila in consideration for the issuance of 1,000,000 shares (the "Acquisition Shares") of the Company's restricted stock. The acquisition included intellectual property rights in blockchain based digital rights management and object sharing technology, including encrypted WebRTC real-time video and audio streaming communications. Immediately following the merger, Merger Sub I was merged into Avila and Merger Sub I was dissolved and Avila was merged into Merger Sub II. (See Note 3). Other than owning certain patents, Avila had no operations or no employees and was not considered a business.

<u>Basis of presentation</u>

The consolidated financial statements of the Company include the accounts of DatChat and its wholly-owned subsidiaries, DatChat Patents II, LLC and SmarterVerse. All intercompany accounts and transactions have been eliminated in consolidation.

<u>Liquidity</u>

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2022 and 2021, the Company incurred a net loss of $12,138,572 and $10,829,034, respectively. Additionally, for the years ended December 31, 2022 and 2021, the Company used cash in operations of $7,258,765 and $8,454,504, respectively. As of December 31, 2022, the Company has an accumulated deficit of $39,729,118 and has generated minimal revenues since inception. During the year ended December 31, 2021, the Company received net proceeds of approximately $13.7 million from the sale of its securities in connection with initial public offering and gross proceeds of approximately $14.4 million from the exercise of the Company's Series A warrants. As of December 31, 2022, the Company had working capital of $12,402,650. These events served to mitigate the conditions that historically raised substantial doubt about the Company's ability to continue as a going concern. The Company believes the proceeds raised during the year ended December 31, 2021 will provide sufficient cash flows to meet its obligations for a minimum of twelve months from the date of this filing.

NOTE 1 — <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (cont.)

<u>Use of estimates</u>

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include assumptions used in assessing impairment of long-term assets, the valuation of intangible assets, the valuation of digital currencies and other digital assets, the valuation of deferred tax assets, and the fair value of non-cash equity transactions.

<u>Cash and cash equivalents</u>

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account at this institution is insured by the FDIC up to $250,000. On December 31, 2022 and 2021, the Company had cash in excess of FDIC limits of approximately $1,406,033 and $19,949,735, respectively. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. Any material loss that the Company may experience in the future could have an adverse effect on its ability to pay its operational expenses or make other payments and may require the Company to move its cash to other high quality financial institutions. Currently, the Company is reviewing its bank relationships in order to mitigate its risk to ensure that its exposure is limited or reduced to the FDIC protection limits.

<u>Fair value measurements and fair value of financial instruments</u>

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

The following table represents the Company's fair value hierarchy of its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022. The Company did not have any financial assets and liabilities measured at fair value on December 31, 2021.

Description	December 31, 2022		
	Level 1	Level 2	Level 3
Short-term investments	$ 11,007,997	$ —	$ —

The Company's short-term investments are level 1 measurements and are based on redemption value at each date.

<u>Short-term investments</u>

The Company considers investments with original maturities greater than three months and remaining maturities less than one year to be short-term investments. Short-term investments include U.S. Treasury bills and certificates of deposit that are all highly rated and have initial maturities between four and twelve months. Short-term investments are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of quoted market prices of financial instruments with similar characteristics. For the year ended December 31, 2022, net unrealized gain on short-term investments of $47,672 and realized gain on short-term investments of $28,176 are reported in other income (expenses) on the consolidated statements of operations.

Accounting for digital currencies and other digital assets

The Company purchases Ethereum cryptocurrency ("Ethereum") and other digital assets and accepts Ethereum as a form of payment for non-fungible tokens sales (NFTs). The Company accounts for these digital assets held as the result of the purchase or receipt of Ethereum and other digital assets, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles — Goodwill and Other ("ASC 350"). The Company has ownership of and control over its digital currencies and digital assets and the Company may use third-party custodial services to secure them. The digital currencies and digital assets are initially recorded at cost and are subsequently remeasured, net of any impairment losses incurred since acquisition. The Company believes that digital currencies and other digital assets meet the definition of indefinite-lived intangible assets and accounts for them at historical cost less impairment, applying the guidance in ASC 350. The Company monitors any standard-setting, regulatory or technological developments that may affect the Company's accounting for digital currencies or its controls and processes related to digital currencies. Digital currencies are included in long-term assets in the consolidated balance sheet.

The Company determines the fair value of its digital currencies and other digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that it has determined is the principal market for Ethereum (Level 1 inputs) and other digital assets. The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that its digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price quoted on an active exchange since acquiring the respective digital asset. If the then current carrying value of a digital asset exceeds the fair value, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the fair value. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses for the same digital assets held. In determining the gain or loss to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. Impairment losses and gains or losses on sales are recognized within operating expenses in the consolidated statements of operations. During the year ended December 31, 2022, the Company recorded an impairment loss of $119,276, which consists of an impairment of digital currency of $65,289 and impairment of virtual real estate of $53,987.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to five years. Leasehold improvements are depreciated over the shorter of the useful life or lease term including scheduled renewal terms. Maintenance and repairs are charged to expense as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of these assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Capitalized software costs

Costs incurred to develop internal-use software including Metaverse software development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Software development costs incurred during the year ended December 31, 2022 were expensed since the Metaverse software development project is in the preliminary project stage. Such costs are included in research and development costs on the accompanying consolidated statement of operations and were incurred with a related party (see Note 6).

Intangible assets

Intangible assets, consisting of patents, are carried at cost less accumulated amortization, computed using the straight-line method over the estimated useful life, less any impairment charges. Based on the Company's impairment analysis, management determined that an intangible impairment charge was required for the year ended December 31, 2022 and accordingly, the Company recorded an impairment loss of $981,000. See Notes 3 and 5 for additional information regarding intangible assets.

Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenues from subscription fees on the Company's messaging application in the month they are earned. Annual and lifetime subscription payments received that are related to future periods are recorded as deferred revenue to be recognized as revenues over the contract term or period. Lifetime subscriptions are being recognized to revenues over a 12-month period.

The Company's NFT revenues were generated from the sale of NFTs. The Company accepts Ethereum as a form of payment for NFT sales. The Company's NFTs exist on the Ethereum Blockchain under the Company's VenVuu brand. VenV*uu* is an iMetaverse advertising platform that allows advertisers and metaverse landowners to connect using the Company's proprietary metaverse ad network and dynamic NFT technology. The Company uses the NFT exchange, OpenSea, to facilitate its sales of NFTs. The Company, through OpenSea, has custody and control of the NFT prior to the delivery to the customer and records revenue at a point in time when the NFT is delivered to the customer and the customer pays. The Company has no obligations for returns, refunds or warranty after the NFT sale. The value of the sale is determined based on the value of the Ethereum crypto currency received as consideration. Each NFT that is generated produces a unique identifying code.

NOTE 1 — <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (cont.)

The Company tracks its revenue by product. The following table summarizes revenue by product for the years December 31, 2022 and 2021:

	For the Years Ended December 31,	
	2022	**2021**
Subscription revenues	$ 9,820	$ 4,445
NFT revenues	36,394	—
Total	$ 46,214	$ 4,445

<u>Research and Development</u>

Research and development costs incurred in the development of the Company's products are expensed as incurred and includes costs such as outside development costs and other allocated costs incurred. For the year ended December 31, 2022, research and development costs incurred in the development of the Company's software products with a related party were $514,957 and are included in research and development expense — related party on the accompanying consolidated statements of operations.

<u>Advertising Costs</u>

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs as they are incurred. Advertising costs were $828,736 and $5,090,763 for the years ended December 31, 2022 and 2021, respectively, and are included in marketing and advertising expenses on the consolidated statements of operations.

<u>Leases</u>

The Company applied ASC Topic 842, Leases (Topic 842) to arrangements with lease terms of 12 months or more. Operating lease right of use assets ("ROU") represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.

<u>Income taxes</u>

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification ("ASC") 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion

NOTE 1 — <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (cont.)

of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, "Definition of Settlement", which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.   The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of ASC 718–*"Compensation — Stock Compensation"*, which requires recognition in the consolidated financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period.

The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company's net loss.

	December 31,	
	2022	**2021**
Common stock equivalents:		
Common stock warrants	673,841	736,341
Common stock options	1,604,200	1,054,200
Total	2,278,041	1,790,541

Reclassification

Certain reclassifications have been made in the consolidated financial statements to conform to the current year presentation. Such reclassifications had no impact on the Company' previously reported consolidated financial position or results of operations. Specifically, on the consolidated statements of operations, certain operating expenses that were classified as general and administrative expenses were reclassified to professional and consulting fees.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

NOTE 2 — SHORT-TERM INVESTMENTS

On December 31, 2022, the Company's short-term investments consisted of the following:

	Cost	Unrealized Gain (Loss)	Fair Value
US Treasury bills.	$ 10,715,325	48,226	10,763,551
Certificates of deposit.	245,000	(554)	244,446
Total short-term investments.	$ 10,960,325	47,672	11,007,997

Short-term investments mature between January 2023 to October 2023.

NOTE 3 — ACQUISITION

On June 29, 2022, the Company, DatChat Patents I, Inc., a Nevada corporation and wholly-owned subsidiary of DatChat that was formed on June 23, 2022 ("*Merger Sub I*"), DatChat Patents II, LLC, a Nevada limited liability company and wholly-owned subsidiary of DatChat that was formed on June 23, 2022 ("*Merger Sub II*"), and Avila Security Corporation, a Delaware corporation ("*Avila*"), entered into an agreement and plan of merger (the "*Merger Agreement*"). Pursuant to the Merger Agreement, the Company acquired all the issued and outstanding shares of Avila in consideration of the issuance of an aggregate of 1,000,000 shares (the "*Acquisition Shares*") of the Company's common stock. These shares were valued at $1,090,000, or $1.09 per share, based on the quoted closing price of the Company's common stock on the measurement date. The acquisition included intellectual property rights in blockchain based digital rights management and object sharing technology, including encrypted WebRTC real-time video and audio streaming communications. Immediately following the merger, *Merger Sub I* was merged into Avila and Merger Sub I was dissolved and Avila was merged into *Merger Sub II.* Other than owning certain patents, Avila had no operations or no employees and was not considered a business.

Pursuant to ASU 2017-01 and ASC 805, the Company analyzed the Merger Agreement and the business of Avila to determine if the Company acquired a business or acquired assets. Based on this analysis, it was determined that the Company acquired assets. No goodwill was recorded since the Merger Agreement was accounted for as an asset purchase. In accordance with ASC 805, the fair value of the assets acquired is based on either the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident, and thus, more reliably measurable. The Company used the market price of the 1,000,000 common shares issued of $1,090,000 as the fair value of the assets acquired since this value was more clearly evident, and thus, more reliable measurable than the fair value of the patents acquired. (see Note 5)

NOTE 4 — OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

In January 2019, the Company renewed and extended the term of its lease facility for another three-year period from January 2019 to December 2021 starting with a monthly base rent of $2,567 plus a pro rata share of operating expenses beginning January 2019. The base rent was subject to annual increases beginning the 2nd and 3rd lease year as defined in the lease agreement. In addition to the monthly base rent, the Company is charged separately for common area maintenance which is considered a non-lease component. These non-lease component payments are expensed as incurred and are not included in operating lease assets or liabilities. On August 27, 2021, the Company entered into an amendment agreement with the same landlord to modify the facility lease to relocate and increase the square footage of the lease premises. The term of the lease commenced on October 1, 2021 and will expire on December 31, 2024 with a new monthly base rent of $7,156 plus a pro rata share of operating expenses beginning January 2022. The base rent will be subject to 3% annual increases beginning in the 2nd and 3rd lease year as defined in the amended lease agreement. For the years ended December 31, 2022 and 2021, rent expense amounted $94,924 and $78,280, respectively, and was included in general and administrative expenses.

On August 27, 2021, upon the execution of the amendment agreement, the Company recorded right-of-use assets and operating lease liabilities of $198,898. The remaining lease term for the operating lease is 39 months and the incremental borrowing rate is 18.0% (based on historical borrowing rates) on December 31, 2022.

NOTE 4 — OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

Right-of- use assets are summarized below:

	December 31, 2022	December 31, 2021
Office lease	$ 198,898	$ 271,507
Less accumulated amortization.	(64,372)	(87,198)
Right-of-use asset, net.	$ 134,526	$ 184,309

Operating Lease liabilities are summarized below:

	December 31, 2022	December 31, 2021
Office lease	$ 198,898	$ 271,507
Reduction of lease liability	(47,885)	(66,598)
Total lease liability	151,013	204,909
Less: current portion	67,338	53,897
Long term portion of lease liability	$ 83,675	$ 151,012

Minimum lease payments under the non-cancelable operating lease on December 31, 2022 are as follows:

For the year ended December 31:	
2023	$ 89,193
2024	92,100
Total	181,293
Less: present value discount	(30,280)
Total operating lease liability	$ 151,013

NOTE 5 — INTANGIBLE ASSETS

On June 29, 2022, in connection with the acquisition of Avila, the Company issued an aggregate of 1,000,000 shares of the Company's common stock. These shares were valued at $1,090,000, or $1.09 per share, based on the quoted closing price of the Company's common stock on the measurement date. The acquisition included patents for intellectual property rights in blockchain based digital rights management and object sharing technology, including encrypted WebRTC real-time video and audio streaming communications (See Note 3). The Company was amortizing the patents over 5 years. During the year ended December 31, 2022, activities related to intangible assets is as follows:

	For the Year Ended December 31, 2022
Acquisition of patents	$ 1,090,000
Less: amortization of patents	(109,000)
Less: impairment of patents	(981,000)
Intangible assets, net	$ —

The Company periodically evaluates its finite intangible assets for impairment upon occurrence of events or changes in circumstances that indicate the carrying amount of intangible assets may not be recoverable. The Company concluded that the undiscounted cash flows did not support the carrying values of its intangible assets as of December 31, 2022. As of December 31, 2022, the Company has no projected future revenues or cash flows related to the patents and has no current plans to exploit the patents. Accordingly, the Company determined the value of the patents acquired were fully impaired as of December 31, 2022 and recognized an impairment loss on its long-lived intangible assets of $981,000.

For the year ended December 31, 2022, amortization of intangible assets amounted to $109,000, which was included in general and administrative expenses on the accompanying consolidated statements of operations.

NOTE 6 — RELATED PARTY TRANSACTIONS

Due to Related Party

The Company's officer, Mr. Darin Myman, from time to time, provides advances to the Company for working capital purposes. On December 31, 2022 and 2021, the Company had a payable to the officer of $1,315 and $203, respectively, which is presented as due to related party on the balance sheets. These advances are short-term in nature and non-interest bearing. During the years ended December 31, 2022 and 2021, respectively, Mr. Myman provided advances to the Company for working capital purposes totaling of $20,294 and $177,624 and the Company repaid $19,182 and $177,615 of these advances, respectively.

Research and Development

On July 19, 2022, the Company entered into a software development agreement with Metabizz LLC ("Metabizz"), a company whose managing partner is also the Chief Innovation Officer of Smarterverse, the Company's wholly-owned subsidiary. During the year ended December 31, 2022, the Company paid Metabizz $514,957 for software development services which is included in research and development expense — related party on the accompanying consolidated statements of operations.

NOTE 7 — STOCKHOLDERS' EQUITY

Shares Authorized

The authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

Reverse Stock Split

On July 28, 2021, the Company filed a certificate of change to the Company's amended and restated certificate of incorporation, with the Secretary of State of the State of Nevada, to effectuate a one-for-two (1:2) reverse stock split of the Company's common stock. Proportional adjustments for the Reverse Stock Split were made to the Company's outstanding stock options, warrants and equity incentive plans. All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the consolidated financial statements to reflect the Reverse Stock Split.

2021 Omnibus Equity Incentive Plan

On July 26, 2021, the Company adopted the 2021 Omnibus Equity Incentive Plan, and authorized the reservation of 2,000,000 shares of common stock for future issuances under the plan. On December 19, 2022, Company held its 2022 annual meeting of stockholders, and the shareholders approved to amend the Company's 2021 Omnibus Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 3,000,000 shares from 2,000,000.

Preferred Stock

In August 2016, the Company designated 1 share of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") and has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine one hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into securities of the Company. The Series A Preferred Stock does not contain any redemption provision. In the event of liquidation of the Company, the holder of Series A Preferred shall not have any priority or preferences with respect to any distribution of any assets of the Company and shall be entitled to receive equally with the holders of the Company's common stock. As of December 31, 2022 and 2021, there were no Series A Preferred Stock outstanding.

NOTE 7 — STOCKHOLDERS' EQUITY (cont.)

Common Stock

Sale of Common Stock

During the year ended December 31, 2021, the Company sold an aggregate of 405,224 shares of its common stock at $4.00 per common share for gross proceeds of $1,620,896 and net proceeds of $1,589,237 after escrow fees related to private placement sale.

As of December 31, 2022 and 2021, there were a total of 1,389 shares of common stock to be issued.

Initial Public Offering

On August 12, 2021, the Company entered into an underwriting agreement (the "Underwriting Agreement") with EF Hutton, division of Benchmark Investments, LLC, in connection with the initial public offering (the "Offering") of 3,325,301 shares of the its common stock and Series A warrants (the "Series A Warrants") to purchase up to 3,325,301 shares of the its common stock for gross proceeds of $13,800,000, before deducting underwriting discounts, commissions, and other offering expenses, including legal expenses related to the Offering of approximately $1,718,000 which are offset against the proceeds in additional paid in capital resulting in net proceeds to the Company of $12,081,837. The Offering closed on August 17, 2021, and the underwriter subsequently exercised its over-allotment option, which closed on August 23, 2021.

The Series A Warrants are exercisable for a period of five years from the date of issuance at an exercise price of $4.98 per share, subject to adjustment as provided therein. The Series A Warrants contain a provision for cashless exercise.

In addition, pursuant to the terms of the Offering, the Company agreed to issue warrants to EF Hutton (the "Representative's Warrants") to purchase up to an aggregate of 231,325 shares of common stock, or 8% of the shares of common stock sold in the offering. The Representative's Warrants are exercisable for a period of five years at any time on or after the six-month anniversary of the date of the Offering at an exercise price of $4.98 per share, subject to adjustment. The Representative's Warrants contain a provision for cashless exercise.

Common Stock for Services

In March 2021, the Company issued an aggregate of 105,000 shares of common stock for consulting and professional services rendered. The Company valued these common shares at the fair value of $420,000 or $4.00 per common share based on sales of common stock in the recent private placement. The Company recorded stock-based consulting of $420,000 which is included in professional and consulting expenses in the accompanying statements of operations for the year ended December 31, 2021.

In February 2021, the Company entered into a one-year Advisory Board Agreement with an individual who will act as an advisor to the Company's Board. In accordance with this agreement the Company issued 100,000 shares of its common stock as consideration for the services provided. The Company valued these common shares at a fair value of $400,000 or $4.00 per common share based on sales of common stock in the recent private placement. The Company recorded stock-based consulting of $350,000 which was included in professional and consulting expenses in the accompanying statements of operations for the year ended December 31, 2021 and the remaining balance of $50,000 as of December 31, 2021 was deferred and included as a contra-equity account within additional paid in capital and was amortized into professional and consulting expenses during the year ended December 31, 2022.

NOTE 7 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

Common Stock Issued for Acquisition

Pursuant to the Merger Agreement, the Company acquired all the issued and outstanding shares of Avila in consideration of the issuance of an aggregate of 1,000,000 shares (the "*Acquisition Shares*") of the Company's common stock. These shares were value at $1,090,000, or $1.09 per share, based on the quoted closing price of the Company's common stock on the measurement date (See Note 3).

Common Stock Issued Upon Exercise of Series A Warrants

Between August 27, 2021 and October 5, 2021, the Company received aggregate gross proceeds of $14,356,272 from the exercise of 2,882,785 Series A Warrants, resulting in an aggregate issuance of 2,882,785 shares of common stock.

Common Stock Warrants

A summary of the Company's outstanding stock warrants is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance on December 31, 2020	62,500	$ 0.40	1.59
Granted	3,556,626	4.98	4.65
Exercised.	(2,882,785)	4.98	4.65
Balance on December 31, 2021	736,341	4.59	4.30
Cancelled.	(62,500)	0.40	—
Balance on December 31, 2022	673,841	4.98	3.65
Warrants exercisable on December 31, 2022	673,841	$ 4.98	3.65

On December 31, 2022, the aggregate intrinsic value of warrants outstanding was $0.

<u>Stock Options</u>

<u>2021</u>

On August 13, 2021, the Company granted an aggregate of 285,700 options to purchase the Company's common stock to an officer, directors and consultants of the Company. The options each have a term of 5 years from the date of grant and are exercisable at an exercise price of $4.15 per share. The options vest six months from date of grant.

On August 24, 2021, the Company granted an aggregate of 530,000 options to purchase the Company's common stock to officers, employees and consultants of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $6.25 per share. The options vest 25% every six months from date of grant for two years. On December 24, 2021, pursuant to a separation agreement, 115,000 unvested option were cancelled due to termination of an employee.

On September 28, 2021, the Company granted an aggregate of 18,500 options to purchase the Company's common stock to an employee and consultants of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $14.25 per share. The options vest 25% every six months from date of grant for two years.

NOTE 7 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

On September 28, 2021, the Company granted an aggregate of 350,000 options to purchase the Company's common stock to officers and directors of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $35 per share. The options vest 25% every six months from date of grant for two years. On December 24, 2021, pursuant to a separation agreement, 25,000 unvested options were cancelled due to termination of an employee (see below).

On December 24, 2021, the Company entered into a Separation and General Release Agreement (the "Separation Agreement") with the Company's former Chief Operating Officer. Pursuant to the Separation Agreement the Company paid a severance fee of $35,000 on December 30, 2021. Additionally, 10,000 stock options previously granted in August 2021 vested immediately and shall be exercisable until one year from the initial grant date. The total remaining 140,000 options (115,000 options was granted in August 2021 and 25,000 option was granted in September 2021) which have not vested was forfeited and cancelled.

On December 26, 2021, the Company granted 10,000 options to purchase the Company's common stock to an employee of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $4 per share. The options vest 25% every six months from date of grant for two years.

The 2021 stock option grants were valued at the respective grant dates using a Black-Scholes option pricing model using the assumptions discussed below. In connection with the stock option grants, the Company valued these stock options at a fair value of $7,139,392 and will record stock-based compensation expense over the vesting period. Upon cancellation of unvested stock options, the fair value of these cancelled option will be reversed.

<u>2022</u>

On December 26, 2021 and effective January 10, 2022, the Company approved the grant of 150,000 options to purchase the Company's common stock to a newly hired employee of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $4 per share. The options vest 25% every six months from date of grant for two years. The employee service date shall start on January 10, 2022 or the grant date which is when the Company started recognizing stock-based compensation expenses.

On January 19, 2022, the Company granted an aggregate of 85,000 options to purchase the Company's common stock to four newly hired employees of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $4.00 per share. The options vest 25% every six months from date of grant for two years. The employee service date shall start on January 19, 2022 or the grant date which is when the Company started recognizing stock-based compensation expenses.

On July 22, 2022, the Company granted an aggregate of 325,000 options to purchase the Company's common stock to employees and consultants of the Company. The options have a term of 5 years from the date of grant and are exercisable at an exercise price of $4.00 per share. The options vest 25% every six months from date of grant for two years. The stock options were valued at the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

The 2022 stock option grants were valued at the respective grant dates using a Black-Scholes option pricing model using the assumptions discussed below. In connection with the stock option grants, the Company valued these stock options at a fair value of $751,681 and will record stock-based compensation expense over the vesting period. Upon cancellation of unvested stock options, the fair value of these cancelled option will be reversed.

During the year ended December 31, 2021, accretion of stock-based expense related to stock options amounted to $1,533,377 of which $1,090,027 was recorded in compensation and related expenses and $443,350 was recorded in professional and consulting expenses as reflected in the consolidated statements of operations. During the year ended December 31, 2022, accretion of stock-based expense related to stock options amounted to $3,471,134 of which $3,173,401 was recorded in compensation and related expenses and $297,733 was recorded in professional and

NOTE 7 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

consulting expenses as reflected in the consolidated statements of operations. As of December 31, 2022, a balance of $2,532,367 remains to be expensed over future vesting periods related to unvested stock options issued for services to be expensed over a weighted average period of 1.05 years.

The stock options were valued at the grant date using a Black-Scholes option pricing model with the following assumptions. The simplified method was used for the expected option term and expected volatility was based on comparable and calculated volatility:

	2022	**2021**
Dividend rate.	—%	—%
Term (in years)	2 to 3 years	3 years
Volatility	155.8% to 160.0%	159.0% to 163.0%
Risk – free interest rate	1.53% to 2.93%	0.44% to 0.98%

The following is a summary of the Company's stock option activity for the years ended December 31, 2022 and 2021 as presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance on December 31, 2020	—	$ —	—
Granted	1,194,200	14.28	4.58
Cancelled.	(140,000)	11.38	4.75
Balance on December 31, 2021	1,054,200	14.66	4.64
Granted	560,000	4.00	5.0
Cancelled.	(10,000)	6.25	—
Balance on December 31, 2022	1,604,200	$ 10.99	3.91
Options exercisable on December 31, 2022	723,700	$ 11.78	3.69
Options expected to vest	880,500	$ 3.64	
Weighted average fair value of options granted during the year		$ 1.34	

On December 31, 2022, the aggregate intrinsic value of options outstanding was $0.

NOTE 8 — <u>COMMITMENTS AND CONTINGENCIES</u>

<u>Operating Lease Agreement</u>

See Note 4 for disclosure on the Company's operating lease for its offices.

<u>Consulting Agreement</u>

On February 1, 2021, the Company entered into an Engagement Agreement (the "Agreement") with a consulting company who acted as an exclusive lead underwriter, financial advisor, placement agent and investment banker of the Company, whereby the consultant assisted the Company to an initial public offering of the Company's equity, debt or equity derivative instruments ("Offering"). The engagement period shall end on the earlier of i) 12 months from the date of the agreement or ii) the final closing if any of the Offering.

NOTE 8 — <u>COMMITMENTS AND CONTINGENCIES</u> (cont.)

The consultant prepared an Underwriting Agreement (the "Underwriting Agreement") covering the sale of up to $10 million of equity, equity derivatives, and equity linked instruments of the Company. The Company shall pay compensation of 8% of the total gross proceeds of the Offering and warrants equal to 8% of the aggregate number of shares of common stock sold in the Offering. The warrants will be exercisable during the four- and half-year period commencing 6 months from the effective date of the Offering at a price equal to 110% of the public offering price per share of common stock. In addition, the Company shall pay 10% broker dealer cash fee of the amount of capital raised from private equity placements and 6% broker dealer cash fee of the amount capital raised from debt placements. On August 17, 2021, the Company completed its initial public offering, in which the Company issued 3,325,301 shares of its common stock and Series A warrants (the "Series A Warrants") to purchase up to 3,325,301 shares of its common stock for gross proceeds of approximately $13,800,000. As such, the Company paid the consulting company 8% of the total gross proceeds of the Offering and warrants equal to 8% of the aggregate number of shares of common stock sold in the Offering (see Note 7).

<u>Marketing Agreements</u>

In September 2021, the Company executed a marketing agreement for various social media marketing and ad campaigns that ran through October 2021 to December 2021. The total marketing fees for this campaign were approximately $1 million and was expensed to marketing and advertising expense during the year ended December 31, 2021.

In October 2021, the Company executed a marketing agreement for various social media marketing and ad campaigns that ran through October 2021 to December 2021. The total marketing fees for this campaign will be approximately $3 million and was expensed to marketing and advertising expense during the year ended December 31, 2021.

<u>Employment Agreement</u>

On August 27, 2021 (the "Effective Date"), the Company entered into an agreement (the "Employment Agreement") with Darin Myman effective as of August 15, 2021 pursuant to which Mr. Myman's (i) base salary will increase to $450,000 per year, and (ii) Mr. Myman shall be entitled to receive an annual bonus in an amount up to $350,000, which annual bonus may be increased by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), in its sole discretion, upon the achievement of additional criteria established by the Compensation Committee from time to time (the "Annual Bonus"). The Employment Agreement provides for a term of one (1) year (the "<u>Initial Term</u>") from the date of the Effective Date and shall automatically be extended for additional terms of one (1) year each (each a "<u>Renewal Term</u>") unless either party gives prior written notice of non-renewal to the other party no later than six (6) months prior to the expiration of the Initial Term, or the then current Renewal Term, as the case may be. In addition, pursuant to the Employment Agreement, upon termination of Mr. Myman's employment for death or Total Disability (as defined in the Employment Agreement), in addition to any accrued but unpaid compensation and vacation pay through the date of his termination and any other benefits accrued to him under any Benefit Plans (as defined in the Employment Agreement) outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such termination date (collectively, the "Payments"), Mr. Myman shall be entitled to the following severance benefits: (i) 24 months of his then base salary; (ii) if Mr. Myman elects continuation coverage for group health coverage pursuant to COBRA Rights (as defined in the Employment Agreement), then for a period of 24 months following Mr. Myman's termination he will be obligated to pay only the portion of the full COBRA Rights cost of the coverage equal to an active employee's share of premiums (if any) for coverage for the respective plan year; and (iii) payment on a pro-rated basis of any Annual Bonus or other payments earned in connection with any bonus plan to which Mr. Myman was a participant as of the date of his termination (together with the Payments, the "Severance"). Furthermore, pursuant to the Employment Agreement, upon Mr. Myman's termination (i) at his option (A) upon 90 days prior written notice to the Company or (B) for Good Reason (as defined in the Employment Agreement), (ii) termination by the Company without Cause (as defined in the Employment Agreement) or (iii) termination of Mr. Myman's employment within 40 days of the consummation of a Change in Control Transaction (as defined in the Employment Agreement), Mr. Myman shall receive the Severance;

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

provided, however, Mr. Myman shall be entitled to a pro-rated Annual Bonus of at least $200,000. In addition, any equity grants issued to Mr. Myman shall immediately vest upon termination of Mr. Myman's employment by him for Good Reason or by the Company at its option upon 90 days prior written notice to Mr. Myman, without Cause.

NASDAQ Notice

On October 14, 2022, the Company received written notice from Nasdaq that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810, the Company has a period of 180 calendar days, or until April 12, 2023, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company's common stock must meet or exceed $1.00 per share for at least 10 consecutive business days during this 180 calendar day period. In the event the Company does not regain compliance by April 12, 2023, the Company may be eligible for an additional 180 calendar day grace period if it meets the continued listing standards, with the exception of bid price, for The Nasdaq Capital Market, and the Company provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period. Although the Company may effect a reverse stock split of its issued and outstanding common stock in the future, there can be no assurance that such reverse stock split will enable the Company to regain compliance with the Nasdaq minimum bid price requirement.

The Company intends to actively monitor the minimum bid price of its common stock and may, as appropriate, consider available options to regain compliance with the Rule. There can be no assurance that the Company will be able to regain compliance with the Rule or will otherwise be in compliance with other NASDAQ listing criteria.

NOTE 9 — INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets on December 31, 2022 and 2021 consist of net operating loss carryforwards. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

The Company has incurred aggregate net operating losses of approximately $20,636,324 for income tax purposes as of December 31, 2022. The net operating losses carry forward for United States income taxes, which may be available to reduce future years' taxable income. Management believes that the realization of the benefits from these losses appears unlikely due to the Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset resulting from the net operating losses to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income taxes for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Income tax benefit at U.S. statutory rate.	$ (2,549,100)	$ (2,274,097)
Income tax benefit – State	(606,929)	(541,452)
Non-deductible (income) expenses.	1,170,555	598,878
Change in valuation allowance	1,985,474	2,216,671
Total provision for income tax	$ —	$ —

NOTE 9 — INCOME TAXES (cont.)

The Company's approximate net deferred tax asset on December 31, 2022 and 2021 was as follows:

Deferred Tax Asset:	December 31, 2022		December 31, 2021	
Net operating loss carryforward	$	5,365,445	$	3,379,971
Valuation allowance		(5,365,445)		(3,379,971)
Net deferred tax asset	$		$	—

Of the $20,636,324 of available net operating losses, $1,403,306 begins to expire in 2034 and $19,233,018 which were generated after 2018 can be utilized indefinitely subject to annual usage limitations.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2022 and 2021 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the allowance was $1,985,474 and $2,216,671 in years 2022 and 2021.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income may be subject to an annual limitation as a result of ownership changes that could occur in the future. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company's 2020, 2021 and 2022 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

NOTE 10 — SUBSEQUENT EVENTS

2023 Stock Repurchase Program

On January 6, 2023, the Board of Directors of the Company approved a stock repurchase program authorizing the purchase of up to $2 million of the Company's common stock (the "2023 Stock Repurchase Program"). In connection with the 2023 Stock Repurchase Program, As of March 29, 2023, the Company purchased 480,025 shares of its common stock for $311,174, or at an average price of $0.648 per share.

Stock Options

On February 3, 2023, the Company granted an aggregate of 75,000 options to purchase the Company's common stock to the Company's board of directors. The options each have a term of 5 years from the date of grant and are exercisable at an exercise price of $1.25 per share. The options vest six months from date of grant.

On February 3, 2023, the Company granted an aggregate of 215,000 options to purchase the Company's common stock to an officers, employees and consultants of the Company. The options each have a term of 5 years from the date of grant and are exercisable at an exercise price of $1.25 per share. The options vest 25% every six months from date of grant for 2 years.

Non-controlling Interest

On February 14, 2023, the Company wholly-owned subsidiary, SmarterVerse, entered into a subscription agreement with Metabizz, a company whose managing partner is also the Chief Innovation Officer of SmarterVerse. In connection with the subscription agreement, SmarterVerse sold Metabizz 8,000,000 shares of its common stock for $800, which is 40% of the issued and outstanding common shares if SmarterVerse. The Company will account for it noncontrolling interest in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders' equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations.

NOTE 10 — <u>SUBSEQUENT EVENTS</u> (cont.)

<u>Common Shares Issued for Services</u>

On March 6, 2023, the Company entered into a 6-month Marketing Services Agreement with a company to provided promotional services to the Company. In accordance with this agreement, the Company issued 143,000 shares of its common stock as consideration for the services provided. The Company valued these common shares at a fair value of $98,670 or $0.69 per common share based on the quoted closing price of the Company's common stock on the measurement date. The Company shall record stock-based professional fees over the term of the agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40729

DATCHAT, INC.
(Exact name of registrant as specified in charter)

Nevada	**47-2502264**
(State or jurisdiction of Incorporation or organization)	I.R.S. Employer Identification No.
204 Neilson Street **New Brunswick, NJ**	**08901**
(Address of principal executive offices)	(Zip code)

(732) 374-3529
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	DATS	The Nasdaq Stock Market LLC
Series A Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $4.98	DATSW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filter	☐	Accelerated filter	☐
Non-accelerated filter	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $17,847,418 based upon the closing price reported for such date on The Nasdaq Capital Market as of that date.

Number of shares of common stock outstanding as of May 10, 2023 was 20,234,066.

Documents Incorporated by Reference: None.

Auditor Name:	Auditor Location:	Auditor Firm ID:
D. Brooks and Associates CPAs, P.A	Palm Beach Gardens, Florida	4048

TABLE OF CONTENTS

EXPLANATORY NOTE

DatChat. Inc. (the "Company," "we", "our" or "us") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Original Filing" and, together with this Amendment, the "Form 10-K Filings"), which was filed with the Securities and Exchange Commission (the "SEC") on March 31, 2023 (the "Original Filing Date"), to amend and restate Part II, Item 9A, "Controls and Procedures," with respect to the conclusion of management regarding the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022, in response to comments received from the SEC staff.

Also, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment also contains new certifications by our principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed as exhibits to this Amendment No. 1 under Item 15 of Part IV hereof. Because no financial statements have been included in this Amendment No. 1, paragraph 3 of the certifications has been omitted and no new certifications pursuant to Section 906 are included as exhibits to this Amendment No. 1.

Except as described above, no changes have been made to the Original Filing and this Amendment does not amend, update or change any other items or disclosures contained in the Original Filing, and accordingly, this Amendment does not reflect or purport to reflect any information or events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company's other filings with the SEC.

PART II

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls

Our principal executive officer and principal financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, have concluded that our disclosure controls and procedures were not effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2022, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework — 2013. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because it identified a material weakness. A material weakness is a significant deficiency or a combination of significant deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically, management concluded that the ineffectiveness of our internal controls over financial reporting was due to the following material weaknesses:

- We lack segregation of duties within accounting functions duties as a result of our limited financial resources to support hiring of personnel.

- We lack control over the custody of and accounting for digital currencies and other digital assets accounts.

- The lack of multiples levels of management review on complex business, accounting and financial reporting issues.

- We have not implemented adequate system and manual controls.

While we used the services of a third-party accountant to provide accounting and financial reporting services to us, we lack both an adequate number of personnel with requisite expertise in the key functional areas of finance and accounting and an adequate number of personnel to properly implement internal control over financial reporting. These factors represent material weaknesses in our internal control over financial reporting. Although we believe the possibility of errors in our financial statements is remote and expect to continue to use a third-party accountant to address shortfalls in staffing and to assist us with accounting and financial reporting responsibilities in an effort to mitigate the lack of segregation of duties, until such time as we expand our staff with qualified personnel, we expect to continue to report material weaknesses in our internal control over financial reporting.

Attestation Report of our Registered Public Accounting Firm

This Amendment No. 1 to our Annual Report on Form 10-K/A does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. As a smaller reporting company, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

See "Index to Consolidated Financial Statements" in Part IV, Item 15 of the Original Filing. Financial statement schedules have been omitted because they are not required or are not applicable or because the information required in those schedules either is not material or is included in the consolidated financial statements or the accompanying notes.

The following documents are included as exhibits to this report.

Exhibit Number	Title of Document
3.1**	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Form S-1 filed on July 2, 2021)
3.2**	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Form S-1/A filed on August 9, 2021)
3.3**	Amendment No.1 to Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on October 26, 2022)
3.4**	Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3.3 to the Company's Form S-1/A filed on August 9, 2021)
3.5**	Certificate of Amendment to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.4 to the Company's Form S-1/A filed on August 9, 2021)
3.6**	Certificate of Change to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.5 to the Company's Form S-1/A filed on August 9 2021)
4.1**	Form of Series A Warrant Agent Agreement including Form of Series A Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Form S-1/A filed on August 9, 2021)
4.2**	Form of Representative's Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Form S-1/A filed on August 9, 2021)
4.3**	Form of Stock Certificate (Incorporated by reference to Exhibit 4.3 to the Company's Form S-1/A filed on August 9, 2021)
10.1**	Agreement and Plan of Merger, dated as of June 29, 2022, by and among DatChat, Inc., DatChat Patents I, Inc., DatChat Patents II, LLC, and Avila Security Corporation (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K Filed on July 5, 2022)
10.2+**	Employment Agreement between the Company and Brett Blumberg (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 16, 2022)
10.3**	Media Partnership Plan by and between, Datchat, Inc. and Bartsool Sports (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 13, 2021)
10.4**	Statement of Work by and between, Datchat, Inc. and IZEA Worldwide, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 24, 2021)
10.5**	2021 Equity Incentive Plan and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A filed on August 9, 2021)
23.1**	Consent of D. Brooks and Associates CPAs, P.A.
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1***	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Title of Document
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File – the cover page of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2022 is formatted in Inline XBRL

* Filed herewith.
** Previously filed.
*** Previously furnished.
+ Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized on this 12th day of May, 2023.

DATCHAT, INC.

/s/ Darin Myman
Darin Myman
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Brett Blumberg
Brett Blumberg
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1934, this Amendment No. 1 to the Annual Report on Form 10-K/A has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darin Myman Darin Myman	Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2023
/s/ Brett Blumberg Brett Blumberg	Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2023